Exhibit XII

NIB NORDIC INVESTMENT BANK

2019 NIB Financial Report

Contents

3	Report of the Board of Directors

13	Operating and financial review

18	IFRS Financial statements

18	Statement of comprehensive income

19	Statement of financial position

21	Changes in equity

22	Cash flow statement

24	Notes to the financial statements

24	Note 1: Accounting policies

33	Note 2: Risk management

50	Note 3: Segment information

57	Note 4: Net interest income

57	Note 5: Commission income and fees received

57	Note 6: Net profit on financial operations

58	Note 7: Personnel expenses

60	Note 8: Other administrative expenses

60	Note 9: Net loan losses

60	Note 10: Expected credit loss

63	Note 11: Debt securities

63	Note 12: Loans outstanding and guarantee commitments

66	Note 13: Tangible assets and intangible assets

68	Note 14: Depreciation

68	Note 15: Other assets

69	Note 16: Debts evidenced by certificates and swaps

70	Note 17: Other liabilities

71	Note 18: Capitalisation and reserves

74	Note 19: Collateral and commitments

75	Note 20: Fair value of financial instruments

79	Note 21: Maturity profile of financial assets and liabilities

81	Note 22: Interest rate risk

85	Note 23: Currency risk

89	Note 24: Derivatives held for risk management and hedge accounting

91	Note 25: Related party disclosures

92	Note 26: Cash flow statement

92	Note 27: Exchange rates

93	Note 28: Post balance sheet events

94	Proposal by the Board of Directors

95	Auditor’s report

101	Statement by the Control Committee

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Report of the Board of Directors

SUMMARY

In 2019, sustainable finance was higher up on the global agenda than ever before. While the debate is mainly focusing on the climate, there is a growing understanding that, on top of environmental aspects, economic and social elements need to be taken into account to advance the transition to a low-carbon future. This is also the approach of the Nordic Investment Bank.

NIB provides long-term loans to projects that improve productivity and benefit the environment. This mission was given to the Bank by its owner countries to contribute to a sustainable and prosperous Nordic–Baltic region. The mission fulfilment was at a record high in 2019, with 98% of agreed loans assessed to have a “good” or “excellent” impact in at least one of the two mandates.

As anticipated, NIB’s lending volumes in 2019 were lower than in the record year of 2018. The Bank is well capitalised, but also due to the statutory gearing limit1, lending growth was moderate. The Bank agreed 55 loans and invested in nine green bonds, altogether amounting to EUR 3,316 million (compared to EUR 4,330 million in 2018). Disbursements were EUR 2,676 million (EUR 4,047 million in 2018). The Bank increased its share of environmental lending.

The net profit for the year was EUR 182 million. The Board of Directors proposes to the Board of Governors that EUR 45 million be paid in dividends to the Bank’s member countries for the year 2019. With a strong financial result, the Bank can fulfil its mission best and is able to continue providing long-term funding for projects that support sustainable growth.

NIB has long experience in the field of sustainable finance. To further strengthen the Bank’s ability to promote the transition to a sustainable economy, NIB will continue to develop its own frameworks and analysis of environmental, social and governance (ESG) opportunities and risks.

NIB also needs to ensure that it acts accordingly in its own operations. As an immediate step, the Bank has decided to become a carbon-neutral organisation and to offset its CO2 emissions retrospectively from 2018.

In 2019, NIB signed up to the Principles for Responsible Investment (PRI), the Principles for Responsible Banking (PRB) and the Task Force on Climate-related Financial Disclosures (TCFD).

The Bank is involved in several initiatives to develop sustainable finance. NIB continued as chair of the Green Bond Principles Executive Committee and joined the Network for Greening the Financial System as an observer. NIB also participated in the consultations of the EU Technical Expert Group on Sustainable Finance.

In 2019, NIB issued its inaugural Nordic–Baltic Blue Bond. The SEK 2 billion (EUR 193 million) bond was issued under the NIB Environmental Bond (NEB) Framework and will be financing projects in the water management and protection category. The Bank remained the largest Nordic issuer of green bonds, with the total amount of NEBs issued since 2011 now at EUR 4.2 billion.

In order to allow the Bank to adapt and better support its member countries, the Board of Directors and the management have been working on modernising the Statutes of the Bank. As a result, at its annual meeting on 24 May 2019, the Board of Governors approved substantial amendments to the Statutes.

The changes include the replacement of the Bank’s capital gearing limit with a risk-based comprehensive framework for capital and liquidity management. In addition, the special PIL and MIL loan facilities will be discontinued. The outstanding amounts under these facilities, as well as new lending of this type, will become part of NIB’s ordinary lending. The changes also include the improvement of institutional governance and the option of limited equity participation as a new form of financing.

1 According to its current statutes, the Bank may make loans and issue guarantees up to a total amount equivalent to 250% of the authorised capital stock and accumulated general reserves.

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OPERATING ENVIRONMENT

Global growth was weak in 2019, with manufacturing and world trade particularly sluggish. Higher tariffs and policy uncertainty dampened investment and demand for capital goods. Along with rising global tensions that hurt business sentiment and confidence, corporate earnings growth was muted, reflecting the slowdown in industrial activity. On the brighter side, the services sector was resilient, supporting employment and wage growth in most economies. Increased monetary policy stimulus also supported financial conditions.

In a shifting global environment, the Nordic–Baltic economies held up relatively well. Despite the uncertain demand outlook, favourable financial conditions and capacity constraints supported business investment and lending in the region. Negative interest rates continue to compress earnings in the banking sector, but credit losses were limited.

LENDING DEVELOPMENTS

NIB’s lending volumes were lower in 2019 than in the record year 2018. This was mainly due to the Bank’s statutory limitations. NIB agreed 55 loans and invested in nine green bonds, altogether amounting to EUR 3,316 million. Disbursements were EUR 2,676 million (EUR 4,047 million in 2018).

Several borrowers took advantage of the low interest rate environment to re-finance and pre-pay loans, which NIB treated as an opportunity to moderate its loan portfolio growth. Lending outstanding at year-end amounted to EUR 18,931 million (EUR 19,065 million in 2018).

A total of 98% of the loans agreed in 2019 were assessed to have a “good” or “excellent” impact rating in one or both of the Bank’s environment and productivity mandates. In 2019, the Bank delivered on its aim to increase the value of its environmental mandate lending as a proportion of the total, moving from 19% of agreed loans in 2018 to 42% in 2019.

During the period, NIB continued to develop loan programmes with non-member-country financial institutions as a means of supporting projects that fulfil the Bank’s mandate outside of its home markets. The Bank also emphasised mid-cap corporate and Baltic lending opportunities. Six new loans were agreed in the Baltic states during the year, for projects in the energy, water, public transport, real estate and urban development sectors. As a result, new lending to the Baltics increased significantly to EUR 371 million (EUR 96 million in 2018).

LOANS DISBURSED IN 2019

Business area distribution

LOANS DISBURSED IN 2019

Geographical distribution

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LENDING KEY FIGURES

in millions of euros, unless otherwise specified	2016	2017	2018	2019
Loans agreed (without green bond investments)	4,221	3,665	4,269	3,185
Green bond investments, total	143	147	61	131
Total disbursments	3,373	3,147	4,047	2,676
Total loans disbursed by business area:
Energy and water	1,154	737	840	454
Infrastructure, transportation and telecom	791	818	1,192	1,079
Industries and services	836	932	1,339	781
Financial institutions and SMEs	593	660	675	362
Number of loan agreements	58	55	58	55
Number of green bond investments	8	9	3	9
Repayments/prepayments	2,471	1,832	2,149	2,826
Lending outstanding	16,640	17,232	19,065	18,931
Member countries	14,831	15,867	17,960	18,055
Non-member countries	1,948	1,504	1,222	996
Loan impairment provision	-139	-139	-117	-119

SUSTAINABLE FINANCE

NIB’s purpose — to provide sustainable financing — maintained strong momentum in 2019. The dialogue on sustainability focused on the climate agenda, which will remain one of the key challenges in the coming years. The 2019 Emission Gap Report from UNEP has shown that our economies and energy systems are not transforming quickly enough. Emissions have risen at a rate of 1.5% annually in the last decade, stabilising only briefly between 2014 and 2016. Marrying economic growth and benefits to the environment and climate remains a priority.

The word “transition” has emerged strongly in the sustainable finance dialogue during the year. Whilst there has been a push for the definition of “green solutions”, there has also been a realisation that we will need to bring along and transition entire sectors of our economies, including the ones currently relying on “brown” solutions. The social consequences of these changes have also become more apparent.

NIB’s long-time focus on sustainable growth is based on this thinking. The Bank promotes improvements in both productivity and the environment, as these are the two pillars that underpin NIB’s concept of “sustainable growth”. Our financing is aimed at supporting the economic performance of our member countries, with the objective of achieving multiple benefits and improving societies’ well-being in the wider sense. Growth that is built on technical innovation, education and increased human capital, modern healthcare provision, state-of-the-art infrastructure; all aligned with considerations on the natural environment and the climate challenge. This combination results in the benefits that matter to people. In a sense, we are aiming for “quality growth” in our member countries’ economies and societies.

NIB has substantial experience in the field of sustainable finance. Our mandate has always included aspects pertaining the social and environmental aspects of our financing. The experience built over years has led to strong internal capabilities and reference documents (the Sustainability Policy and the Mandate Rating Framework). To further strengthen NIB’s ability to promote the emerging complex and systemic transitions, the Bank will continue to develop its frameworks and analysis of environmental, social and governance (ESG) risks and opportunities.

The Bank continues to be engaged in several initiatives to promote sustainable finance. During 2019, NIB participated in the consultations of the EU Technical Expert Group on Sustainable Finance. The “EU taxonomy” on green activities was approved in December. NIB also continued to act as chair of the Green Bond Principles Executive Committee. The committee has developed guidelines on impact reporting for green bonds and is engaging in innovative “transition” financial products.

In 2019, NIB supported the initial work of the Coalition of Finance Ministers for Climate Action by organising a debate at the Bank’s premises on the role of international financial institutions in climate finance. The subsequent meeting of the Coalition built a consensus on what would become the Helsinki Principles, which promote national climate action, especially through fiscal policy and the use of public finance. NIB also arranged a debate on the role of the Nordics in reducing global emissions in the context of the UNFCCC’s 2019 Climate Change Conference (COP25) in Stockholm and Madrid.

NIB joined the Network for Greening the Financial System (NGFS) as an observer. The NGFS is composed of central banks and financial supervisors. Its purpose is to help strengthen the global response required to meet the goals of the Paris Agreement, to enhance the role of the financial system in managing risks, and to mobilise capital for green and low-carbon investments.

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In addition to climate considerations, NIB remains engaged in the broader environmental agenda. In February 2019, NIB issued its inaugural Nordic–Baltic Blue Bond to raise awareness and focus investments on the Baltic and Nordic Seas.

NIB recognises that, as a bank built on sustainable finance, it also needs to look inward and ensure that it acts accordingly in its own operations. In 2019, NIB established an Internal Sustainability Council. The Council aims to strengthen NIB’s own sustainability agenda for its in-house operations. As an immediate step, NIB has decided to become a carbon-neutral organisation and to offset its CO2 emissions retrospectively from 2018.

In 2019, NIB signed up for the Principles of Responsible Investment, the Principles for Responsible Banking and the Task Force on Climate-related Financial Disclosures.

MISSION FULFILMENT

In order to implement sustainability in practice, all projects considered for financing are expected to contribute to the fulfilment of NIB’s mission, and are assessed and rated for their potential impact on productivity and the environment on a scale from “negative” to “excellent”. NIB aims to make a difference, and the Bank’s target is that at least 90% of loans should achieve a “good” or “excellent” rating in at least one of these two mandates. In 2019, loans achieving these ratings accounted for 98% of the total amount of agreed lending. 30% of loans achieved a “good” or “excellent” rating in terms of both productivity and the environment.

More than half of NIB’s loans were allocated to projects that contribute to improvements in terms of productivity. Some 42% of the total loans agreed and rated went to projects that have environmental benefits, reflecting the goal set by the Board to increase environmental lending as well as the growing demand for sustainable finance.

Three years after a NIB-financed project has been completed, the Bank’s analysts follow up on the impacts the project has had. In 2019, the Board reviewed 13 such ex-post assessments. Of these, eight projects had achieved the expected impacts, and five projects had partly achieved them. NIB uses these results to further develop its mandate rating methodology and apply the lessons learned to future projects.

MISSION FULFILMENT RATING

% of loans agreed, excluding Lending Green Bond purchases and unallocated credit facilities

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IMPACT ON PRODUCTIVITY

Financing projects that increase productivity is a way for NIB to support the societies of its member countries in reaching higher levels of prosperity and well-being. This pillar covers both the economic and social aspects of sustainability. The Bank’s economists evaluate the impacts that a project might have on technical progress and innovation, the development of human capital and equal economic opportunities, improvements in infrastructure, as well as market efficiency and the business environment in the member countries.

LOANS AGREED IN 2019 (VOLUME), BY ECONOMIC CATEGORY

%, excluding green bond investments

Traditionally, one of NIB’s largest lending areas is financing infrastructure projects (EUR 1,067 million, 40% of total loans agreed and rated), which creates the necessary environment for the economies of the region to improve productivity. These projects typically include investments in transportation (roads, ports, airports, bridges, railroads, urban streets, various vehicles, etc.), telecommunications (fibre and mobile networks), energy generation (CHP plants, renewable energy) and transmission/ distribution, as well as water and waste management.

In 2019, the majority of infrastructure financing (EUR 474 million, 18% of total loans agreed and rated) was devoted to water management projects (both fresh water supply and wastewater) directly affecting almost 2 million people, mostly in urban areas in Estonia, Finland, Norway and, Sweden, thereby addressing the challenges associated with urbanisation. Although, from a global perspective, the state of water networks is very good in the member countries, investments are needed in urban areas to accommodate the growing numbers of users, as well as to provide security of supply and minimize the environmental footprint.

Two landmark infrastructure projects (along with smaller urban transportation projects) were financed in the transportation sector: airports in Greenland and electric ferries in Norway. Both represent a substantial change in how mobility services will be delivered to the local societies in the near future. The above-mentioned investments will provide much-needed security of supply of crucial transportation services as well as improvements in labour mobility.

In the energy sector, NIB financed investments in new power generation capacity (by adding a projected 924 GWh of power and heat generation per year), refurbishing existing power plants, and transmission and distribution networks (by adding/changing almost 5,000 kilometres of power lines and cables) in Finland, Latvia, Norway and Sweden. These investments have a significant security of supply component, but are also needed to maintain the competitiveness of the Nordic–Baltic energy market, as well as to further facilitate the creation of a truly single market by enhancing connectivity and eliminating various bottlenecks in transmission networks, and by securing more resilient distribution networks.

In order to promote innovation, NIB financed the R&D programmes of several companies (EUR 449 million, 17% of total loans agreed and rated) in Denmark, Sweden and Iceland. The primary impact of investments in R&D is the returns for the investing entity in the form of innovative products and services that can potentially be commercialised. In addition, investments in R&D are typically accompanied by broader impacts, such as the creation of highly skilled human capital and the subsequent transfer of knowledge across firms and industries, as well as to academia. In 2019, loans financing investments in R&D were allocated to world-leading corporates in their respective industries: mining machinery, medical equipment, bioscience, agriculture, and information and communication technologies.

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During the year, a substantial part of lending (EUR 308 million, 12% of total loans agreed and rated) went to banks and other financial intermediaries for onlending to small and medium-sized enterprises and small mid-caps (SMEs). SMEs in NIB’s member countries enjoy relatively good access to finance. Nonetheless, it is still important to address the obstacles that hamper SMEs’ access to finance. In 2019, NIB provided loans to financial intermediaries in Finland, Norway and Sweden.

NIB finances investments that promote human capital development, social inclusion and equal opportunities. In 2019, NIB financed a number of projects in the healthcare sectors (EUR 216 million, 8% of total loans agreed) in Finland and Sweden (affecting almost 1.8 million people living in the operational areas of the financed healthcare units). These investments are expected to increase the efficiency of public services and create an environment for human capital development that will have positive implications for productivity growth in the long term. This is important for public finances, which are under increasing pressure due to the demographics of an ageing population in the region.

In 2019, some 8% (EUR 198 million) of total loans agreed supported the creation of tangible capital and technical progress in manufacturing and retail trade. These projects include construction and expansion of production units, installation of new machinery and equipment, investments in enterprise resource planning solutions, and automation of processes. Typically, installation of up-to-date machinery with higher capacity leads to significant labour productivity and efficiency increases via automation and/or robotisation of the processes.

IMPACT ON THE ENVIRONMENT

NIB defines loans to projects with significant direct or indirect positive environmental impacts as environmental loans. In 2019, twenty-five loans with a total volume of EUR 1,118 million were agreed for projects with an environmental mandate rating of “good” or “excellent”, which is equivalent to 42% of all agreed and rated loans. In order to ensure that the projects contribute to the expected benefits, NIB’s environmental analysts evaluate each project’s contributions to pollution reduction, preventive measures, resource efficiency and climate change mitigation.

NIB has played an important role in the protection of the Baltic Sea for decades. Over the past fifteen years, the Bank has financed numerous projects with positive effects on the marine environment and the quality of surface and groundwater.

During the year, the Bank provided seven loans for wastewater projects, totalling EUR 311 million. These projects are expected to result in an added treatment capacity of approximately 405,000 person equivalents. This includes both upgrades of existing plants as well as building new facilities, resulting in an annual reduction of nutrients, including 3.6 tonnes of phosphorous and 1,090 tonnes of nitrogen. The largest of the investments eligible for a Blue Bond was the centralised, underground regional wastewater treatment facility in Tampere, Finland. The focus of these projects is to maintain well-functioning wastewater treatment in growing municipalities and to handle climate change, with increased water flow caused by heavy rains and flooding.

However, NIB also financed two projects, an airport and a pulp mill, that contribute to an additional nutrient load on watercourses. These two projects were estimated to discharge annually an additional 6.8 tonnes of phosphorous and 48 tonnes of nitrogen.

Buildings are responsible for approximately 40% of energy consumption and 36% of CO2 emissions in the EU; thus, the building sector is important in climate change mitigation. In 2019, NIB provided three loans to improve the energy efficiency of public and commercial buildings, totalling EUR 73 million. Five loans, totalling EUR 367 million, were agreed to finance construction of green offices as well as university and public buildings, certified according to the highest levels of international and national green building standards. In addition to being energy-efficient, buildings certified according to these highest green building standards must fulfil other sustainability requirements. In 2019, NIB also invested in bonds financing green buildings.

In terms of climate change mitigation, NIB primarily finances projects in renewable energy, biofuel production and clean transportation. In 2019, these investments comprised several loans totalling EUR 227 million. They included a biomass-fuelled combined heat and power plant directly replacing fossil-fuel-based energy generation in Sweden, as well as construction of a hydropower plant in Høyanger, Norway. In addition, NIB financed two bioenergy projects in Finland. One of these is a good example of a circular economy project, where a biogas production plant utilises agricultural waste for energy recovery, with the digestion residues being used as organic fertilizer. The second project increased the utilisation of its by-products in the production of biofuels. In terms of low-carbon transportation, NIB financed the replacement of several diesel-driven ferries with hybrid electric ferries, and renewed electric trolley buses with more efficient and easy-to-use low floor models. Overall, these projects will add 924 GWh of renewable power and heat production per year. Further, NIB’s lending enabled connecting wind power to the Finnish grid, and strengthened and smartened the Norwegian and Latvian electricity networks.

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Overall, NIB estimates that the loans agreed in 2019 are estimated to reduce or avoid 504,000 tonnes of CO2 emissions annually. Prorated to NIB’s share of financing, the reduction amounts to 167,000 tonnes CO2e per year.

NIB’s Sustainability Policy and Guidelines cover the environmental, social and ethical aspects of the Bank’s operations. Projects contributing to productivity growth are naturally required to comply with this Policy to ensure that they are in line with acceptable environmental and social standards. While it is understood that not all adverse impacts of a project can be avoided, NIB requires that they are appropriately reduced, mitigated or compensated for.

More detailed information on NIB’s approach to sustainability management is described in the Activity Report 2019 (specifically under “Sustainability Management”), which is published online in March 2020. NIB applies the GRI Standards as a framework for reporting on sustainability matters.

TREASURY ACTIVITIES

NIB acquires the funds for lending by borrowing on the international capital markets. In 2019, the Bank raised EUR 4.9 billion in new funding through 44 bond transactions. At year-end, the outstanding debt amounted to EUR 27 billion, issued in 19 different currencies.

NIB maintained its global benchmark strategy by issuing two global, USD-denominated benchmark transactions. Due to strong demand from Nordic investors, the Bank issued 25% of the new funding denominated in Scandinavian currencies, which is a record high. NIB returned to the DKK market after more than twenty years of absence by issuing a twenty-year, DKK 1 billion (EUR 134 million) bond.

In 2019, the Bank issued its inaugural NIB Nordic–Baltic Blue Bond. The SEK 2 billion (EUR 193 million) bond was issued under the NIB Environmental Bond (NEB) Framework and will be financing projects in the water management and protection category.

The Bank also issued, for the fifth year in a row, a EUR 500 million Environmental Bond. The total of NEBs issued since 2011 is now EUR 4.2 billion, and thus the Bank remained the largest Nordic issuer of green bonds.

The Bank continued to maintain a diversified and global investors base investing into NIB’s high-quality bonds. Due to the high issuance in the Scandinavian currencies, investors from the Nordics represented almost 25% of the new funding. The remainder represented international funds investing in the Nordic–Baltic region. Investors from the rest of Europe accounted for 41% of NIB’s new debt, investors from Asia for 20%, and investors based in the Americas declined to 9%.

NEW BORROWINGS IN 2019

Geographical distribution %

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In order to manage the liquidity risk, NIB holds a significant liquidity buffer. The size of the liquidity buffer increased during 2019 and amounted to EUR 11.7 billion at year-end. The size is determined by the Bank’s target for survival horizon of twelve months, which is the period under a severe stressed scenario that NIB can fulfil all its payment obligations and continue to operate new businesses without obtaining any new funding.

NIB became a net receiver of cash collateral towards its swap counterparties.

EUR 7 billion of the liquidity buffer is held in bonds, which in 2019 generated a positive return, including valuations of 1.20% during 2019. The return is considered satisfactory; however, the negative yield environment is becoming very challenging for the bond investments in the liquidity buffer.

NIB also became a signatory to the Principles of Responsible Investment, and Treasury started to incorporate environmental, social and governance factors into liquidity investments in a more systematic and structured way.

The Bank continued to prepare for the global transition from current reference rates (IBOR rates) to the new risk-free rates that comply with current and coming regulations for new benchmark rates.

RISK MANAGEMENT

NIB aims to follow the relevant international financial sector regulations and best practices in the area of risk management. The Bank has established a capital management framework, including a Risk Appetite Statement (RAS) and an Internal Capital Adequacy Assessment Process (ICAAP).

NIB’s RAS sets the high-level principles for the Bank’s risk-taking, risk mitigation and risk avoidance. The RAS aims to align NIB’s willingness to take risk with its statutory requirements, strategic business objectives and capital planning. In addition, the RAS aims to raise risk awareness across the organisation.

The RAS is implemented through NIB’s operational policies and procedures, monitoring metrics, limit system and internal controls. Adherence to the RAS is monitored on a regular basis. The senior management and the Board of Directors review NIB’s risk appetite at least on an annual basis in order to ensure that risk-taking stays within the Bank’s risk-bearing capacity.

The ICAAP, which is conducted annually, is one of the main tools used by the Board of Directors to ensure that the Bank operates in accordance with the established risk appetite and the capital and liquidity adequacy targets.

The ICAAP is a fundamental risk management tool that the Bank uses to assess and set the amount and type of capital needed to cover the current and potential future risks to which the Bank is, or could become, exposed. NIB’s ICAAP ensures that the Bank maintains strong capital and liquidity management practices. The ICAAP framework covers strategy and business risks, internal governance, risks to capital (credit, market and operational risks) and liquidity risk. NIB’s ICAAP also addresses liquidity risk to ensure that the Bank holds an adequate liquidity reserve to allow it to continue its business activities even under severely stressed market conditions.

In 2019, NIB strengthened its capital and liquidity adequacy position by further improving its asset quality, size of the liquidity buffer and capital through accumulated profit.

The credit quality of the lending portfolio improved in 2019, with 90% of the exposure in investment-grade categories. The public sector accounted for 30% of the total lending exposure at year-end 2019. In terms of geographical distribution, 92% of the lending exposure is to counterparties located in the Bank’s member countries.

Credit quality in the Treasury portfolio remained solid, with 100% of the exposure in investment-grade categories, of which 88% is in the best risk classes (1 to 4, equivalent to ratings of AAA to AA-).

In terms of market risk, the Bank is mainly exposed to interest rate risk, credit spread risk and cross-currency basis risk in Treasury operations. The Bank’s overall market risk remained modest, and almost unchanged compared to the previous year.

A robust increase of the Bank’s equity through net profit and a modest increase of the risk-based economic capital requirement improved NIB’s capital adequacy position and pushed the capital headroom2 up by EUR 83 million, to EUR 726 million.

NIB is working to integrate definitions and measures related to climate risks into its risk management framework.

[2]

Capital headroom is defined as the accounting equity minus the internally assessed risk-based economic capital requirement for the current operations covering all identified risks the Bank is exposed to (i.e. credit, market and operational risk, and buffers for macroprudential risks and stress testing).

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FINANCIAL RESULTS

The net profit for the year of EUR 182 million was EUR 9 million higher than in 2018. This was mainly due to an increase of EUR 43 million in unrealised gains from financial operations. The increase was offset by a decrease of EUR 12 million in net interest income, lower fee and commission income of EUR 3 million, higher depreciation of EUR 5 million, and higher net loan losses of EUR 6 million. The Bank did not record any realised loan losses in 2019.

Net interest income for the year amounted to EUR 212 million, compared to EUR 223 million in 2018. Net interest income from lending activities of EUR 153 million was similar to the previous year. Net interest income from treasury activities decreased by EUR 11 million to EUR 59 million due to the low yield environment.

A more detailed commentary on the Bank’s financial results can be found in the Operating and Financial Review in this report.

DIVIDEND

The Board of Directors proposes to the Board of Governors that EUR 45 million be paid in dividends to the Bank’s member countries for the year 2019.

GOVERNANCE

The Board of Directors held nine ordinary meetings during 2019, as well as two online meetings. Eight meetings took place at the Bank’s office in Helsinki, Finland, and one meeting was held in London, United Kingdom. Mr Sven Hegelund (Sweden) chaired all the meetings. Three separate Board seminars were held.

The Control Committee (the Bank’s supervisory body responsible for the audit of the Bank) had two ordinary meetings during the year. The Control Committee’s chairmanship is reinforced by an independent expert, who was appointed by the Control Committee on 15 February 2019 to serve for a two-year period. The Control Committee chairmanship held six meetings (of which two were telephone meetings) to meet the Committee’s responsibilities in 2019.

COMPLIANCE

Acting with integrity is at the core of the Bank’s culture and activities. NIB requires its staff and financed projects to have and maintain the highest standards of integrity.

In 2019, the Code of Conduct for the Board of Directors and the President was reviewed and updated to align it with the revised Code of Conduct for Staff.

Further, the Integrity Due Diligence (IDD) Rules for Lending and Trust Fund Activities were updated, with two new IT tools being introduced to improve the quality and documentation of the process.

During the year, training was provided to staff on several topics, including the IDD process and sanctions screening. In this context, a revised course for the Code of Conduct and Speaking-up and Whistleblowing Policy was launched.

The compliance function is responsible for receiving and responding to allegations of Prohibited Practices, as defined in the Investigations and Enforcement Policy. During the year, one allegation of fraudulent practices concerning a former consultant was received. After investigation, it was determined there was insufficient evidence to prove that a Prohibited Practice had occurred.

Additional information about compliance activities can be found in the Annual Integrity Report, which is published in March 2020. The most recent information about NIB’s debarments can be found on NIB’s website.

CHANGE OF STATUTES

In order to allow the Bank to adapt and maintain its relevance in supporting its member countries, the Board of Directors and the management have been working on modernising the Statutes of the Bank. As a result, at its annual meeting on 24 May 2019, the Board of Governors approved substantial amendments to the Statutes, ensuring the Bank’s activities will continue to adhere to sound banking principles.

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The proposed changes consist of the following:

•

Replacing the current statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management in accordance with sound banking principles, and introducing minimum requirements for capital, liquidity and leverage;

•

Discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities, as well as new lending of this type, will become part of NIB’s ordinary lending;

•	Improving institutional governance, clarifying the role of the Control Committee and the external auditors, and strengthening the role of the Chairmanship of the Bank’s Control Committee;

•	Allowing for limited equity participation as a new form of financing for the Bank, in addition to loans and guarantees, with the unanimous pre-approval of the Board of Directors.

In addition, more comprehensive provisions regarding capital and liquidity management are included in a new document, Principles for Capital and Liquidity Management, to be approved by the Board of Governors. The Principles will provide a tool for NIB’s owners, working through the Board of Governors, to fine-tune the capital and liquidity management framework and limits provided in the Statutes.

The intent of the proposed amendments is to ensure continued adherence to sound banking principles. They will permit NIB to be more relevant in its operations, and thereby be more effective in achieving its mission. Sound and comprehensive strategies for capital and risk management allow the Bank to maintain the highest possible issuer credit rating and obtain funds from the capital markets on advantageous terms, which is essential for the implementation of its mandate.

In addition, considering that the changes represent an extension of the responsibilities of the Board of Governors, the approval of the Bank’s member countries is required. The procedure for approval of these changes, principally the new responsibility of the Board of Governors to formulate and maintain the high-level principles and guidelines concerning capital and liquidity management, is currently ongoing.

OTHER ACTIVITIES

The renovation of NIB’s premises continued during 2019 in accordance with the Excellent level of the BREEAM standards for existing buildings. The renovation included a complete renewal of the building automation system and changing the air-conditioning machines. In connection with the technical renovation, the office floors, dining hall, cafeterias and common spaces were refurbished. The renovation and BREEAM certification evaluations will be finalised at the beginning of 2020.

In early June, the Bank started to use a new Front Office, Back Office, Risk and Accounting IT solution. The new solution allows NIB to further increase efficiency with the use of straight-through processing. Enhanced valuation capabilities provide new options for effective hedging of market risks. The first two phases of the project have been implemented. The third and last implementation phase, which consists of enterprise risk management functionalities, is expected to be in production during the first half of 2020.

OUTLOOK

NIB will continue to promote sustainable growth, driven by the increasing demand for public and private investments in green development. In this context, the Bank will seek closer co-operation with national and international financial institutions, as well as other partners, to maximise policy impact. Lending volumes in 2020 are expected to be higher than in 2019, and the loan project pipeline looks healthy. In addition to its lending to public entities and larger corporations and their international customers, the Bank will maintain its financing of mid-caps, as well as Baltic and Arctic projects.

NIB will also continue to take part in the debate on sustainable finance and the setting of standards, while developing its own frameworks and policies. Climate change will remain the most immediate challenge. In particular, the Bank will review its Sustainability Policy & Guidelines to further integrate the analysis of environmental, social and governance opportunities and risks.

With regards to the operating environment, the low interest rates and compressed corporate credit spreads are expected to persist. This will continue to have a negative impact on NIB’s profitability in 2020.

12

Operating and financial review

Highlights

As planned, the disbursements during 2019 were lower than the historically high levels of 2018. During 2019, total disbursements amounted to EUR 2,676 million compared to EUR 4,047 million in 2018.

The mission fulfilment was at a record high in 2019, with 98% of agreed loans assessed as having a “good” or “excellent” impact in at least one of the Banks’s two mandates.

The net profit for the year amounted to EUR 182 million which is in line with expectations, however the low yield environment continues to put pressure on earnings. The Bank did not record any realised loan losses during the year and remains financially strong. The financial strength of the Bank supports its ability to provide long-term funding to projects that promote sustainable growth.

Key figures and ratios

In millions of euro, unless otherwise stated	2019	2018
Net interest income	212	223
Profit before net loan losses	183	167
Net Profit	182	173

Loans disbursed	2,676	4,047
Loans agreed	3,316	4,330
% of loans achieving good or above mandate	98%	91%

Loans outstanding	18,799	19,065
Total assets	32,653	31,710
New debt issues	4,909	6,620
Debts evidenced by certificates	26,674	25,651
Total equity	3,735	3,578

Equity/total assets (%)	11.4%	11.3%
Profit/average equity (%)	5.0%	4.9%
Cost/income (%)	21.9%	20.6%
Number of employees at year end	229	224

13

Total comprehensive income

NET PROFIT

The net profit for the year of EUR 182 million was EUR 9 million higher than in 2018 mainly due to the unrealised result on financial operations increasing from a loss of 31 million in 2018 to a gain of EUR 12 million in 2019. This was offset by a decrease in net interest income of EUR 12 million, lower fee and commission income of EUR 3 million, higher depreciation of EUR 5 million and higher net loan losses of EUR 6 million. The net profit before unrealised valuation gains amounted to EUR 170 million which is EUR 34 million lower than in 2018.

NET INTEREST INCOME

Net interest income decreased from EUR 223 million in 2018 to EUR 212 million in 2019 due to continuing lower interest rates. Even though the average loans outstanding was higher in 2019 than in 2018, the lending interest income decreased by EUR 1 million due to lower margins. Net interest income from treasury operations decreased by EUR 11 million to EUR 59 million due to the low yield environment.

NET COMMISSION INCOME AND FEES

Net commission income and fees were EUR 8 million compared to EUR 11 million in 2018 mainly due to the decreased number of loans agreed and disbursed.

NET PROFIT

EUR m

NET INTEREST INCOME

EUR m

NET COMMISSION INCOME AND FEES

EUR m

14

NET PROFIT ON FINANCIAL OPERATIONS

The net profit on financial operations for 2019 was EUR 14 million, which is EUR 38 million higher than in 2018. The result comprises realised gains of EUR 3 million (2018: EUR 7 million) and unrealised gains of EUR 11 million (2018: EUR -31 million). The unrealised gains arise mainly from interest rate basis differences in hedge accounting and transactions not qualifying for hedge accounting. In addition, the liquidity portfolio also resulted in positive valuations due to the general credit spread tightening. These unrealised gains are expected to reverse when the underlying transactions reach maturity.

TOTAL OPERATING EXPENSES

Total operating expenses were EUR 8 million higher than in 2018. EUR 5 million of the increase is related to the commencement of depreciation on the Bank’s new treasury IT system and also on recently renovated premises. The remaining EUR 3 million increase in operating expenses is split evenly between staff costs and IT. The increase in staff costs is due to an increase in state pension contributions and a higher headcount.

NET LOAN LOSSES

The total provision for expected credit losses on assets held at amortised cost is in line with the previous year. This provision covers both loans outstanding, loan commitments and treasury assets held at amortised cost. There were no new non-performing loans during the year and no realised losses. The net loan losses recognised in the income statement of EUR 1 million includes EUR 3 million related to an increase in the expected loss on performing loans offset by recoveries from non-performing loans of EUR 2 million.

OTHER COMPREHENSIVE INCOME

The Bank separates the currency basis spread from financial instruments used in fair value hedge accounting, and this separated amount is recorded in “Other comprehensive income” (OCI) which amounted to EUR 16 million for the period (2018: EUR 6 million). The resulting total comprehensive income for the year amounted to EUR 198 million, compared to EUR 179 million in 2018.

NET PROFIT ON FINANCIAL OPERATIONS

EUR m

TOTAL OPERATING EXPENSES

EUR m

NET LOAN LOSSES

EUR m

15

Financial position

In millions of euro	2019	2018
Cash and cash equivalents	1,428	4,758
Financial placements	10,676	6,480
Loans outstanding	18,799	19,065
Derivatives	1,423	1,068
Other assets	327	339
Total assets	32,653	31,710

Equity	3,735	3,578
Owed to credit institutions	965	585
Debts evidenced by certificates	26,674	25,651
Derivatives	1,042	1,649
Other liabilities	237	247
Total liabilities and equity	32,653	31,710

LENDING OUTSTANDING

Total lending outstanding amounted to EUR 18,931 million, comprising loans outstanding of EUR 18,799 million and Lending Green Bonds (“LGB”) recorded in financial placements of EUR 132 million. Demand for NIB’s long-term financing remains strong. However, the disbursements in the period were lower than the historically high level in 2018. The Bank is well capitalised, but due to the statutory gearing limit the lending growth was reduced. The total disbursements including investments in LGB amounted to EUR 2,676 million, which is EUR 1,371 million lower than 2018.

Total prepayments amounted to EUR 1,261 million compared to EUR 577 million in 2018. Total lending outstanding, excluding exchange rate and valuation effects, decreased from EUR 19,065 million at 31 December 2018 to EUR 18,877 million. The book value amounted to EUR 18,931 million due to foreign exchange and fair valuations/hedge accounting effects of EUR 8 million and EUR 46 million, respectively.

LENDING OUTSTANDING DEVELOPMENT DURING 2019

EUR m

* fair valuation of lending green bonds and hedging accounting.

MISSION FULFILMENT

Projects financed by NIB contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are evaluated and rated against the criteria developed based on the Bank’s mission. In 2019, projects achieving a “good” or “excellent” mandate rating accounted for almost 98% of the total amount of loans agreed exceeding the target level of 90%.

16

FUNDING

NIB acquires the funds for lending by borrowing on the international capital markets. During the year, NIB raised EUR 4.9 billion (EUR 6.6 billion) in new funding through 44 issues in 12 different currencies with an average maturity of 5 years. The decrease in funding requirements is mainly a result of lower loan disbursements.

The Bank maintained its global benchmark strategy issuing first a USD 1 billion benchmark with a final maturity in 2024 and secondly a USD 1 billion benchmark which matures in 2022.

In 2019, NIB issued its inaugural Nordic–Baltic Blue Bond. The SEK 2 billion (EUR 193 million) bond was issued under the NIB Environmental Bond Framework and will be financing projects in the water management and protection category. The Bank also issued a seven-year EUR 500 million Environmental Bond.

NIB also issued a new 20-year DKK 1 billion (EUR 134) benchmark issue. This is the first bond NIB has listed on Nasdaq Copenhagen and the first DKK issue after more than a twenty year absence in this market.

DEBT DEVELOPMENT DURING 2019

EUR m

17

Statement of comprehensive income

In thousands of euro	NOTE	2019	2018
Interest income from financial assets held at amortised cost		315,241	298,371
Interest income from financial assets held at fair value		25,768	24,711
Interest expense		-129,280	-99,590
Net interest income	(3) (4)	211,729	223,492

Commission income and fees received	(5)	9,462	13,271
Commission expense and fees paid		-1,859	-2,546
Net fee and commission income		7,603	10,725

Net profit/loss on financial operations	(6)	14,272	-23,776
Foreign exchange gains and losses		111	-160
Total operating income		233,715	210,281

Expenses
General administrative expenses
Personnel expenses	(7)	-30,496	-28,971
Other administrative expenses	(8)	-13,872	-12,321
Depreciation	(14)	-6,841	-1,937
Total operating expenses		-51,209	-43,228

Profit before loan losses		182,506	167,053
Net loan losses	(9)	-524	5,957
Net Profit for the year		181,982	173,009

Other comprehensive income
Items that will not be reclassified to income statement
Fair value hedges
Valuation of cross currency basis spread		15,786	6,160
Total other comprehensive income		15,786	6,160

Total comprehensive income		197,768	179,169

The accompanying notes are an integral part of these financial statements.

18

Statement of financial position

In thousands of euro	NOTE	31 DECEMBER 2019	31 DECEMBER 2018
ASSETS
Cash and cash equivalents	(26)	1,428,432	4,757,905
Financial placements
Placements with credit institutions		3,588,987	9,021
Debt securities	(11)	7,079,053	6,454,748
Other		7,585	15,761
		10,675,625	6,479,531
Loans outstanding	(12)	18,798,979	19,065,056
Intangible assets	(13)	11,753	9,205
Tangible assets, property and equipment	(13)	35,899	30,771
Other assets
Derivatives	(15) (24)	1,423,391	1,068,260
Other assets	(15)	4,175	4,520
		1,427,566	1,072,781
Accrued interest and fees receivable		274,826	294,421
TOTAL ASSETS		32,653,078	31,709,670

The accompanying notes are an integral part of these financial statements.

19

In thousands of euro	NOTE	31 DECEMBER 2019	31 DECEMBER 2018

LIABILITIES AND EQUITY
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	(19) (26)	956,732	575,394
Long-term amounts owed to credit institutions		8,435	9,486
		965,166	584,879
Debts evidenced by certificates	(16)	26,673,647	25,651,370
Other liabilities
Derivatives	(17)(24)	1,042,227	1,649,158
Other liabilities	(17)	14,911	10,080
		1,057,138	1,659,238
Accrued interest and fees payable		221,805	236,629
Total liabilities		28,917,756	28,132,116

Equity	(18)	3,735,323	3,577,554

TOTAL LIABILITIES AND EQUITY		32,653,078	31,709,670

The accompanying notes are an integral part of these financial statements.

20

Changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	HEDGING RESERVE	TOTAL
EQUITY AT 1 JANUARY 2018	418,602	686,325	1,694,594	445,919	210,981	-3,035	3,453,386
Profit for the year	–	–	–	–	173,009	–	173,009
Other comprehensive income	–	–	–	–	–	6,160	6,160
Total comprehensive income	0	0	0	0	173,009	6,160	179,169
Transaction with owners in their capacity as owners
Appropriation of profit	–	–	155,981	–	-155,981	–	0
Realisation of PIL losses	–	–	18,978	-18,978	–	–	0
Dividends	–	–	–	–	-55,000	–	-55,000
EQUITY AT 31 DECEMBER 2018	418,602	686,325	1,869,553	426,941	173,009	3,124	3,577,554
Profit for the year	–	–	–	–	181,982	–	181,982
Other comprehensive income	–	–	–	–	–	15,786	15,786
Total comprehensive income	0	0	0	0	181,982	15,786	197,768
Transaction with owners in their capacity as owners
Appropriation of profit	–	–	133,009	–	-133,009	–	0
Dividends	–	–	–	–	-40,000	–	-40,000
EQUITY AT 31 DECEMBER 2019	418,602	686,325	2,002,562	426,941	181,982	18,910	3,735,323

Proposed appropriation of the year’s profit

In thousands of euro	2019	2018
Appropriations to credit risk reserve funds
General Credit Risk Fund	136,982	133,009
Appropriation to dividend payment	45,000	40,000
Profit for the year	181,982	173,009

The accompanying notes are an integral part of these financial statements.

21

Cash flow statement

In thousands of euro	NOTE	2019	2018
Cash flows from operating activities
Net profit for the year		181,982	173,009

Adjustments:
Unrealised gains/losses of financial assets held at fair value		3,226	-14,275
ECL non-lending activities		50	-20
Depreciation and write-down in value of tangible and intangible assets		6,841	1,937
Change in accrued interest and fees (assets)		19,631	-22,377
Change in accrued interest and fees (liabilities)		-14,830	27,117
Net loan losses		524	-5,957
Adjustment to hedge accounting		-9,243	37,523
Other adjustments to the year’s profit		-3,826	7,031
Adjustments, total		2,373	30,979

Lending
Disbursements of loans		-2,545,287	-4,046,710
Repayments of loans		2,814,863	2,113,670
Transfer of lending green bonds to debt securities		48,149	–
Capitalisations, redenominations, index adjustments, etc.		-9,271	897
Lending, total		308,454	-1,932,143

Cash flows from operating activities, total		492,809	-1,728,154

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities		-2,246,940	-1,891,112
Transfer of lending green bonds from lending		-48,149	–
Sold and/or matured debt securities		1,708,959	2,048,213
Placements with credit institutions		-3,580,102	-250
Other financial placements		7,910	218
Placements and debt securities, total		-4,158,321	157,069

The accompanying notes are an integral part of these financial statements.

22

In thousands of euro	NOTE	2019	2018
Other items
Acquisition of intangible assets		-2,941	-3,885
Acquisition of tangible assets		-7,192	-2,421
Change in other assets		293	23,680
Other items, total		-9,839	17,373

Cash flows from investing activities, total		-4,168,161	174,443

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt		4,908,757	6,619,670
Redemptions		-4,588,630	-4,924,256
Debts evidenced by certificates, total		320,127	1,695,415

Other items
Long-term placements from credit institutions		-1,051	-7,842
Change in swap receivables excluding fair value changes		-136,802	-60,891
Change in swap payables excluding fair value changes		-493,868	34,237
Change in other liabilities		-1,549	-2,206
Dividend paid		-40,000	-55,000
Other items, total		-673,270	-91,702

Cash flows from financing activities, total		-353,143	1,603,713

CHANGE IN CASH AND CASH EQUIVALENTS, NET		-4,028,495	50,002

Opening balance for cash and cash equivalents, net	(26)	4,182,512	4,073,797
Exchange rate adjustments		317,683	58,714
Closing balance for cash and cash equivalents, net	(26)	471,700	4,182,512

Additional information to the statement of cash flows
Interest income received		360,603	300,706
Interest expense paid		-144,104	-72,473

The accompanying notes are an integral part of these financial statements.

23

Note 1: Accounting policies

REPORTING ENTITY — HISTORY OF NIB

Cooperation of Member Countries

Institutionalised Nordic Cooperation

Cooperation among the Nordic countries comprises a wide range of activities, including economic policy, development of industrial technology, communications and the harmonisation of legal systems.

The most important formal basis for Nordic cooperation is the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers.

The Nordic Council is a forum for consultation and discussion on issues of common interests at a parliamentary level. The Nordic Council of Ministers is empowered to make decisions on matters of cooperation that are considered binding to the governments of the Nordic countries.

Since 1992, the three Baltic countries Estonia, Latvia and Lithuania have been cooperating closely with the Nordic countries under the framework of the Nordic–Baltic Eight (NB8) format. Under NB8, regular meetings between the Nordic and Baltic prime ministers and foreign ministers are held to discuss questions of regional interest and international issues.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation of the European Free Trade Association (“EFTA”) in 1960, which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region.

Effective 1 January 1994, the EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe.

On 1 January 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are EFTA members. At the introduction of the Euro on 1 January 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective 1 May 2004, Estonia, Latvia and Lithuania became members of the EU and subsequently of the EMU. Estonia joined the EMU on 1 January 2011, Latvia on 1 January 2014 and Lithuania on 1 January 2015.

Other forms of cooperation

Nordic–Baltic cooperation also includes coordination of policy positions in international organisations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organisations.

Implications for NIB Establishment of the Nordic Investment Bank

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of the Nordic Investment Bank. The legal basis for NIB is the “Establishing Agreement”, which was signed on 4 December 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden.

The Establishing Agreement and the Statutes of NIB became effective on 1 June 1976, and the Bank commenced operations on 2 August of that year.

On 15 September 1981, the Nordic Council of Ministers approved a programme to promote member country cooperation in project exports, primarily to developing countries. The decision, as amended on 28 February 1982, included, as one major element of the programme, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on 1 July 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See Note 12.

24

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on 25 January 1997, and became effective on 28 August 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighbouring area to the member countries. See Note 12.

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organisation NEFCO and NDF (each, as defined below) should be revised to reflect their status as international institutions. In relation to NIB, this led to the signing of the 1998 Agreement on 23 October 1998.

On 23 October 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on 18 July 1999, and the Establishing Agreement ceased to be effective on the same date.

On 1 January 2005, Estonia, Latvia and Lithuania became members of NIB on equal terms with the original member countries following a policy decision taken by the Nordic prime ministers in June 2003. The new members have the same rights and obligations as the original members.

The 2004 Agreement mandates a new structure for the governance of the Bank, which was fully implemented as of 1 January 2005. NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The 2004 Agreement did not change the activities of the Bank.

Implications for NIB’s related parties/sister organisations

On 19 May 1988, the Nordic Council of Ministers decided to establish the Nordic Development Fund (“NDF”), an international financial institution, for financing projects of Nordic interest in developing countries on concessional terms. The establishing agreement of NDF was signed by the five Nordic countries (“NDF member countries”) on 3 November 1988, and NDF commenced operations on 1 February 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the NDF member countries.

On 2 March 1990, the Nordic Council of Ministers decided to establish the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for promoting investments of Nordic environmental interest in Eastern and Central Europe. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the NEFCO member countries.

According to the constituent documents of NDF and NEFCO, their principal offices shall be located at the principal office of NIB. Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may be delegated to the President of the respective organisation and /or to NIB. NIB provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8 of the annual financial statements.

NIB finances its operations from the capital paid in by Member countries, retained earnings and by borrowing on the international capital markets.

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland.

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles, taking into account socio-economic considerations, to realise investment projects of interest to the Member countries and other countries, which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, it is not a profit maximising entity.

25

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions the Member countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office, or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfilment of its commitments and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On 20 October 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB’s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted in Finland and came into force on 16 January 2011.

BASIS OF ACCOUNTING

The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The financial statements have been prepared in accordance with the historical cost convention with some exceptions described in the policies below.

The cash flow statement has been prepared using the indirect method whereby operating profit is adjusted for effects of non-cash transactions such as fair valuations, depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash flow items cannot be directly determined from the statement of financial position.

On 13 February 2020, the Board of Directors approved the financial statements for publication. These financial statements will be submitted for approval to the Annual Meeting of the Board of Governors scheduled to be held no later than by the end of May 2020.

NEW ACCOUNTING STANDARDS ADOPTED IN 2019

IFRS 16 Leases substantially changed the accounting treatment by recognising more leases than previously as liabilities with corresponding right of use assets on the balance sheet. The standard replaced IAS 17 Leases and is effective as of 1 January 2019. However, the Bank does not have significant leasing commitments and therefore the new standard had an immaterial impact. The net book value of related “Right to Use” assets at 31 December 2019 amounted to EUR 3.6 million.

NEW STANDARDS FOR FINANCIAL YEARS BEGINNING ON OR AFTER 1 JANUARY 2020

There are no IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the Bank.

26

FUNCTIONAL AND PRESENTATION CURRENCY

The Bank’s functional and presentation currency is the euro and the financial statements are presented in EUR 1,000, unless otherwise indicated. All figures in the accounts have been rounded and consequently the sum of individual figures may deviate from the presented sum figure. Furthermore, all percentages are subject to possible rounding differences.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

As part of the process of preparing the financial statements in conformity with IFRS, the Bank’s management is required to make certain judgements, estimates and assumptions that may affect the Bank’s profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may at times be significant.

The Bank uses various valuation models and techniques to estimate the fair values of assets and liabilities. There are significant uncertainties related to these estimates, in particular when they involve modelling complex financial instruments, such as derivative instruments used for hedging activities related to both borrowing and lending.

The estimates are highly dependent on market data, such as the level of interest rates, currency rates and other factors. The uncertainties related to these estimates are reflected mainly in the statement of financial position. NIB undertakes continuous development in order to improve the basis for fair value estimates, with regard to both modelling and market data. Changes in estimates resulting from refinements in assumptions and methodologies are reflected in the period in which the enhancements are first applied.

Significant judgement and estimates are also applied to loan impairment testing in accordance with IFRS 9.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a daily basis to the euro, in accordance with the euro exchange rate prevailing on that day.

Realised and unrealised exchange rate gains and losses are recognised in the statement of comprehensive income.

The Bank uses exchange rates acquired from a leading market data provider based on rates prevailing at 13:00 GMT at 31 December except for Special drawing right (SDR) which is based on the International Monetary Fund (IMF) published rate as disclosed in Note 27.

RECOGNITION AND DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial instruments are recognised in the statement of financial position on a trade date basis.

A financial asset is derecognised when the contractual rights to the cash flows from the financial asset expire.

A financial liability is derecognised from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

Basis for classification and measurement The Bank classifies its financial assets into the following categories: those measured at amortised cost, and those measured at fair value. This classification depends on both the contractual characteristics of the assets and the business model adopted for their management.

Financial assets at amortised cost

An investment is classified at “amortised cost” only if both of the following criteria are met: the objective of the Bank’s business model is to hold the assets in order to collect the contractual cash flows, and the contractual terms of the financial assets must give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding.

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Financial assets at fair value

If either of the two criteria above is not met, the asset cannot be classified in the amortised cost category and must be classified at fair value through profit and loss (FVTPL) or fair value through other comprehensive income (FVOCI). FVOCI is used to classify assets held for payments of principal, interest and to sell. All other financial assets are classified as FVTPL.

See hedging policy below for those financial assets and financial liabilities designated as hedged items in a qualifying fair value hedge relationship.

Determination of fair value

The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price on the balance sheet date. Where the fair values cannot be derived from active markets, they are determined using a variety of valuation techniques, which include the use of mathematical models. The input to these models is taken from observable market data where possible. Many of NIB’s financial instruments are not traded in a liquid market, such as the Bank’s borrowing transactions with embedded derivative instruments. These are measured at fair value using different valuation models and techniques. This process involves determining future expected cash flows, which can then be discounted to the balance sheet date. The estimation of future cash flows for these instruments is subject to assumptions on market data, and in some cases, in particular where options are involved, on the behaviour of the Bank’s counterparties. The fair value estimate may therefore be subject to variations and may not be realisable in the market. Under different market assumptions, the values could also differ significantly.

The Bank measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements:

Level 1: Quoted market prices (unadjusted) in an active market for identical instruments.

Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and where the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The Bank recognises transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. All level 2 valuations are based on acquired market data from external sources using NIB developed models. See Note 20 for further details.

Offsetting

A financial asset and a financial liability are offset and the net amount recognised only where there is a legal right to do so and the intention is to settle on a net basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise monetary assets and placements with original maturities of three months or less, calculated from the date the acquisition and placements were made.

Cash and cash equivalents in the cash flow statement refers to the net amount of monetary assets, placements and liabilities with original maturities of three months or less, calculated from the time the transaction was entered into.

FINANCIAL PLACEMENTS

Items recognised as financial placements in the statement of financial position include placements with credit institutions and placements in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on trade date. Their subsequent accounting treatment depends on both the Bank’s business model for managing the placements and their contractual cash flow characteristics.

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LOANS OUTSTANDING

The Bank’s loan transactions are recognised in the statement of financial position at the time the funds are transferred to the borrower. Loans are recognised initially at fair value which corresponds to transferred funds, including transaction costs. Loans outstanding are subsequently carried at amortised cost except for some structured loans that do not meet the amortised cost classification criteria and are therefore recorded at fair value. If the loans are hedged against changes in the fair value caused by changes in interest rates the carrying value of the hedged loans are adjusted by the fair value of the risk being hedged.

IMPAIRMENT OF LOANS

The bank uses an expected credit loss model (ECL) to estimate the provision for potential impairments. The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either twelve month or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset are reported on gross carrying amount as for Stage 1 and 2 assets or net of impairment allowance for Stage 3 assets.

Stage 1 – includes financial assets that have not had a significant deterioration in credit quality since initial recognition or have a low risk at the reporting date. For these assets, the ECL is a probability-weighted result of default events that are possible within next 12 months after the reporting date.

Stage 2 – includes financial assets that have had a significant deterioration in credit quality since initial recognition, but for which there is no objective evidence of impairment. For these assets, the lifetime ECL results from all possible default events over the expected lifetime weighted with the probability of default.

Stage 1 and 2 assets are categorised as performing assets and the model calculations are updated at each reporting date.

Stage 3 – includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to generic calculation rules for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

(a)	NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security.

(b)	The obligor is past due by more than 90 and in the case of sovereign lending exposure to member countries 180 days, or countries with which NIB has an existing framework agreement in place.

Obligors that satisfy the criteria in (a) above are set to default class D1 and those that satisfy the criteria in (b) above are set to default class D2. If both criteria (a) and (b) are satisfied, the obligor is set to default class D2.

The Bank reviews its non-performing loans and receivables at each reporting date to assess whether an allowance for impairment should be recorded in the statement of comprehensive income. In particular, the judgement of the management is required in estimating the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors, and actual results may differ, resulting in future changes to the allowance.

Further details regarding the ECL model, related inputs and governance can be found in Note 2 and the results in Note 10.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software, software licences and in 2019 right-to use assets arising from leasing arrangements. Acquisitions that generate economic benefits exceeding costs beyond one year are recognised as intangible assets. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between three and five years. The amortisations are made on a straight-line basis.

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TANGIBLE ASSETS

Tangible assets in the statement of financial position include land, buildings, office equipment and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. Land is not depreciated. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually three to five years. The depreciations are calculated on a straight-line basis.

WRITE-DOWNS AND IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

The Bank’s derivative instruments used to manage interest rate and currency risk are recognised on a trade-date basis at fair value in the statement of financial position as “Other assets” or “Other liabilities”. The Bank applies hedge accounting in accordance with IFRS 9 when the conditions set out by the standard are met. The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change of the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is continually assessed.

Derivatives where hedge accounting is not applied are recognised at fair value through profit and loss.

Fair value hedging

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognised asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognised immediately in profit or loss in the same line item as the changes in fair value of the hedged item. Currently the Bank’s fair value hedges mainly relate to swapping fixed to floating rates on its borrowing and lending transactions.

Foreign currency basis spread

The bank separates the foreign currency basis spread from financial instruments used in hedging and this separated amount is recorded in “Other comprehensive income” (OCI). The foreign currency basis spread will be zero upon maturity and therefore the amount recorded in OCI will not be reclassified to the income statement.

Cash flow hedging

Currently the Bank does not apply cash flow hedge accounting.

Discontinuance of hedge accounting

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively. Any adjustment up to the point of discontinuation to a hedged item for which the effective interest method is used is amortised to profit or loss as part of the recalculated effective interest rate of the item over its remaining life. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profit or loss.

DEBTS EVIDENCED BY CERTIFICATES

The Bank’s borrowing transactions are recognised in the statement of financial position at trade date. The borrowing transactions are recognised initially at a cost that comprises the fair value of the funds transferred, less transaction costs. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is subsequently recognised in the statement of financial position at fair value, with any changes in value recognised in the statement of comprehensive income.

Securities delivered under repurchase agreements are not derecognised from the statement of financial position. Cash received under repurchase agreements is recognised in the statement of financial position as “Amounts owed to credit institutions”.

EQUITY

At year end the Bank’s authorised and subscribed capital is EUR 6,142 million, of which the paid-in portion is EUR 419 million. Payment of the subscribed, non-paid-in portion of the authorised capital, i.e. the callable capital, will take place at the request of the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.

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The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as the General Credit Risk Fund and the Special Credit Risk Fund for PIL. See note 18.

The Bank’s profits, after allocation to appropriate credit risk funds, are transferred to the Statutory Reserve until it amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Board of Governors, upon a proposal by the Bank’s Board of Directors, decides upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.

The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank’s operations. Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank’s own risk in respect of credit losses on PIL loans.

The hedging reserve consists of the unrealised value changes of foreign currency basis spreads of derivatives included in hedge accounting. Valuation changes will be zero upon maturity and therefore the amount recorded in the hedging reserve will not be reclassified to the income statement.

INTEREST

The Bank’s net interest income includes accrued interest on loans, debt securities, placements and accruals of the premium or discount value of financial instruments. Net interest income also includes interest expenses on debts, swap fees and borrowing costs measured using the effective interest method.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed and are recognised in the statement of comprehensive income over the commitment period.

FINANCIAL TRANSACTIONS

The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are also included in this item.

LEASING AGREEMENTS

In 2018 all leasing agreements were classified as operating leases because the rewards and risks incident to ownership of the leased asset remained with the lessor. Lease payments under operating leases were recognised on a straight-line basis over the lease term.

Following the adoption of IFRS 16 effective from 1 January 2019, the Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Bank recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The liability and asset are equal at recognition date. Short-term leases and leases of low-value assets are recognised on a straight-line basis over the lease term.

Right-of-use assets

The Bank recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term. The right of use assets are presented as part of intangible assets in Note 13.

Lease liabilities

At the commencement date of the lease, the Bank recognises lease liabilities measured at the present value of lease payments to be made over the lease term.

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EMPLOYEE BENEFITS

Defined contribution plans

The Bank is responsible for arranging pension security for its employees. In accordance with the Host Country Agreement between the Bank and the Finnish Government and as part of the Bank’s pension arrangements, the Bank has decided to apply the Finnish state pension system. Contributions to this pension system, which are paid into the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Ministry of Finance determines the basis for the contributions and establishes the actual percentage of the contributions in co-operation with the local government pension institution Keva. See Note 7. The Bank’s pension liability is completely covered.

NIB also provides its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan.

Obligations for contributions to defined contribution plans are expensed as the related service is provided and recognised as personnel expenses in profit or loss.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided.

SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. As the Bank is a single entity in one location there are no unallocated items.

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Note 2: Risk management

Careful balancing of mission fulfilment, revenue generation and risk mitigation is a key consideration in the Bank’s risk-taking. The constituent documents require that loans be granted in accordance with sound banking principles, that adequate security be obtained for the loans, unless sufficient security is considered to exist under the circumstances, and that the Bank protect itself against the risk of exchange rate losses to the extent practicable. The Bank’s risk appetite is further defined in its Risk Appetite Statement (RAS) — approved by the Board of Directors — which aims to align Bank’s willingness to take risk with its statutory requirements, strategic business objectives and capital planning. As stated in the RAS, NIB strives to maintain its issuer rating at the highest possible level, supported by strong capital and liquidity position as well as stable earnings and operational efficiency.

The main risks — credit risk, market risk, liquidity risk, operational risk and compliance risk — are managed carefully with the overall objective of maintaining financial soundness and avoiding activities that could threaten the Bank’s reputation. Other risks are managed based on conducted materiality assessment. As an international financial institution, the Bank is not subject to national or international prudential regulation of the banking sector. However, the Bank’s risk management framework is regularly reviewed and adapted to changing conditions with the aim of complying in substance with what the Bank identifies as the relevant market standards and best practices, including the standards and guidelines of the Basel Committee on Banking Supervision.

The Bank’s risk management framework comprises risk policies and procedures formulated for the identification, measurement, monitoring and reporting of risks including a comprehensive limit system for managing the exposure to quantifiable risks. The Bank recognises that effective risk management is based on a sound risk culture, which is characterised, among other things, by a high level of awareness concerning risk and risk management in the organisation. Regular training of staff in risk-related matters is part of the Bank’s risk management practices.

The Bank uses its internal capital adequacy assessment process (ICAAP) to evaluate the amount of capital and liquidity needed to cover the risks the Bank is or might be exposed to. The ICAAP assessment is conducted on an annual basis. The Bank maintains a sufficient amount of capital and liquidity to cover all material risks and to ensure that operations can be continued without disruptions even in adverse situations. The Bank also considers the impact of macro-prudential risks in its ICAAP assessment and utilises capital buffers as needed. Stress testing is used to provide a forward looking view on the Bank’s risk exposures.

KEY RISK RESPONSIBILITIES

The Board of Directors lays down the general framework for the Bank’s risk management by establishing the Bank’s Risk Appetite Statement and key risk management policies, including maximum limits for exposure to the main types of risk. The Board approves credits and grants authorisation to the Bank to raise funds in the capital markets based on its estimated funding requirements.

The President is responsible for managing the risk profile of the Bank within the framework set by the Board of Directors and for ensuring that the Bank’s aggregate risk is consistent with its financial resources and willingness to take risk. The Board of Directors has delegated some credit approval authority to the President for execution in the Credit Committee.

The following committees assist and advise the President:

The Executive Committee consists of the President and senior officers, whose appointment to the committee has been confirmed by the Board of Directors. The committee is the forum for addressing policy and management issues, including following up the financial results, business plan and strategy of the Bank. The committee meets approximately twice a month.

The Credit Committee consists of the President and senior officers appointed by the Board of Directors. The committee is responsible for preparing and making decisions on credit matters related to lending operations and for decisions on treasury counterparties. Among other things, the committee reviews all credit proposals before they are submitted to the Board of Directors for approval. The committee usually meets weekly.

The Treasury Committee consists of the President, the Head of Treasury, the Head of Finance and the Chief Risk Officer. The committee is responsible for preparing and making decisions on matters related to treasury operations. The committee makes recommendations and, where appropriate, decisions in the area of market, counterparty and liquidity risk exposure. It also monitors the Bank’s borrowing activities and has oversight of treasury risk reporting to the Board of Directors. The committee usually meets monthly.

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The Asset and Liability Committee (ALCO) consists of the members of the Executive Committee and the Chief Risk Officer. Together with the Executive Committee, it has overall responsibility for the Bank’s risk management. ALCO’s duties include monitoring the Bank’s aggregate risk position, balance sheet development, and capital and liquidity adequacy. It also sets targets and limits for risk to be managed at the bank level, as well as monitors development and performance of operational risks (including information security risk) against the agreed risk appetite. The committee meets approximately six times a year.

The Business and Technology Committee (BTC) consists of senior staff members and management of NIB and includes at least three ordinary members, the Head of Lending and/or Head of Treasury, the Executive Committee member responsible for IT and the Head of IT. BTC is responsible for aligning the Bank’s enterprise architecture with strategic goals by prioritizing, directing, monitoring and governing the technology development.

In addition to the advisory bodies to the President, the Bank has the following permanent internal committees focusing on risk aspects:

The New Product and Structure Committee scrutinises product and deal structure proposals, which from a risk and/or administrative point of view significantly differ from what the Bank has entered into previously.

The Council of Fighting Corruption has been established to enhance the awareness of integrity and corruption risks among the Bank’s staff and stakeholders.

In the day-to-day operations, the Bank has established a segregation of duties between units that enter into business transactions with customers or otherwise expose the Bank to risk, and units in charge of risk assessment, risk measurement, monitoring and control.

The business units, Lending and Treasury, are responsible for implementing the Bank’s business strategy. Lending is responsible for loan origination and mandate fulfilment in accordance with the Bank’s willingness to take risk. Treasury provides support by executing the funding strategy and managing the liquidity as well as balance sheet risks (Asset and Liability Management). The business units carry out the day-to-day management of all risks assumed in their operations and ensure that an adequate return is achieved for the risks taken. The Head of Lending and the Head of Treasury report to the President.

The Risk Management unit within Finance carries out independent measuring, controlling, monitoring and reporting of the Bank’s credit risk, liquidity risk, market risk and operational risk exposures as well as its capital adequacy. The Chief Risk Officer, who heads the Risk Management unit, reports to the Head of Finance, who in turn reports to the President.

Credit and Analysis is responsible for independently assessing counterparty credit risk in the Bank’s lending and treasury operations as well as for counterparty monitoring. The Credit unit oversees that credit proposals are in compliance with established limits and policies. The Special Credits unit manages transactions requiring particular attention due to restructuring work-out and recovery processing. The Head of Credit and Analysis reports to the President.

The Legal department supports all units of the Bank carrying the responsibility for minimising and mitigating legal risks in the Bank’s operational and administrative activities. The General Counsel reports to the President.

The Compliance function assists the Bank in identifying, assessing, monitoring and reporting on compliance risks in matters relating to the institution, its operations and the personal conduct of staff members. The Chief Compliance Officer reports to the President, with unrestricted access to the Chairman of the Board of Directors and the Chairman of the Control Committee.

Internal Audit provides an independent evaluation of the controls, risk management and governance processes. The Head of Internal Audit reports to the Board of Directors and the Control Committee.

The Control Committee is the Bank’s supervisory body. It ensures that the operations of the Bank are conducted in accordance with the Statutes. The committee is responsible for the audit of the Bank’s annual accounts and submits the report of the external auditors to the Board of Governors. The committee also monitors the anti-corruption and compliance practices of the Bank.

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CREDIT RISK

Credit risk is the Bank’s main financial risk. Credit risk is defined as the risk of loss resulting from the failure of the Bank’s borrowers and other counterparties to fulfil their contractual obligations and that collateral provided does not cover the Bank’s claims. Following from NIB’s mission, most of the credit risk stems from the Bank’s lending operations. The Bank is also exposed to credit risk in its treasury activities, where credit risk derives from the financial assets that the Bank uses for investing its liquidity, such as fixed-income securities and interbank deposits, and from derivative instruments used for managing currency and interest rate risks and other market risks related to structured funding transactions.

Credit risk management

The Bank’s credit risk management builds on the principles of (1) appropriate risk diversification within the scope of the mission; (2) thorough risk assessment at the credit appraisal stage; (3) risk-based pricing and risk mitigation; (4) continuous risk monitoring at the individual counterparty level as well as portfolio level; (5) avoidance of undesirable risks to the extent possible.

Credit risk limits

The maximum credit exposure that the Bank is willing to take is expressed in terms of exposure limits set by the Board of Directors. Credit exposure is the aggregate of lending and treasury exposure. Limits at counterparty level are scaled to the Bank’s equity and the counterparty’s equity. Portfolio level limits are defined in relation to the Bank’s equity.

Counterparty limits are determined based on the probability of default and expected loss. The Bank defines a single counterparty as a counterparty or group of counterparties that are legally and/or financially consolidated or otherwise interdependent from a risk perspective. For exposure limit purposes, the Bank considers the entity where the risk resides, i.e. the risk-owner, as the counterparty. The risk-owner is the entity that is ultimately responsible for the Bank’s claim and may be different from the obligor if the risk is transferred through a guarantee. In order for a guarantee to be eligible for risk transfer, it must cover the full exposure and be a guarantee undertaking securing the borrower’s debt “as for own debt”, meaning that the Bank can make a claim under the guarantee immediately after the borrower has failed to pay on a due date.

To prevent excessive concentrations, the Bank applies portfolio-level limits for large counterparty exposures, as well as for industry sector and country exposures. The Bank has not set limits for the aggregate lending exposure in its member countries. Lending in non-member countries is subject to country limits. For the Bank’s treasury operations, country limits apply for exposure in all countries.

As a general principle, the Bank limits the maximum amount granted as loan or guarantee for a single project to 50% of the total project cost. Financing to small and medium-sized enterprises, small mid-cap corporates and mid-cap corporates in the Bank’s member countries can be extended up to 75% of the total project or financing need qualifying for a NIB mandate.

Credit risk assessment

The counterparty’s debt servicing capacity is a key consideration for credit approval. The assessment of a counterparty’s creditworthiness focuses on identifying the main financial and business risks related to the counterparty. Based on the assessment, a risk rating indicating the probability of default (PD) is assigned to the counterparty. The credit risk assessment includes the use of quantitative risk methodologies and models as well as qualitative assessments based on expert judgement. The process of assigning PD ratings to counterparties is carried out in the Credit & Analysis department.

A separate expected loss (EL) rating is assigned at the transaction level. The EL rating factors in the loss given default (LGD), i.e. the loss severity in the event of a counterparty default. The LGD assignment process relies on models that produce an LGD estimate based on the type of counterparty and the characteristics of the transaction, such as guarantees, collateral, the seniority of the claim and other credit enhancing factors in the transaction. The risk ratings are approved by the Credit Committee.

The Bank’s risk rating system comprises 20 classes to differentiate the risk of counterparty default and the expected loss on a transaction. In addition, a separate D class applies for non-performing transactions. For reference to external ratings, the internal scales are mapped to the ratings of S&P and Moody’s such that classes 1 to 10 correspond to the external rating equivalent of the investment grade AAA to BBB- and Aaa to Baa3, respectively.

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Credit risk mitigation

According to NIB’s statutes, adequate credit enhancement is required in order to reduce credit risk in the Bank’s lending. Loans granted by the Bank are either unsecured or secured. The Bank seeks to mitigate the credit risk related to unsecured loans by including various covenants, undertakings, prepayment events and events of default in the loan documentation. The requirements vary depending on the type of borrower and the tenor and amortisation profile of the loan.

Some of the Bank’s lending is secured by collateral or guaranteed by the parent of the borrower or a third party. The value of the collateral should preferably not be correlated with the creditworthiness of the borrower nor be related to the borrower’s business and there should be a functioning market for such assets.

LOANS OUTSTANDING BY TYPE OF CREDIT ENHANCEMENT

as of 31 Dec 2019

EUR m

The distribution of the Bank’s lending portfolio by type of credit enhancement at year-end 2019 is presented below with further information in Note 3 and 12.

In its treasury operations, the Bank applies netting and collateralisation to mitigate counterparty credit risk related to derivatives and collateralised placements. The Bank undertakes swap transactions only with counterparties that meet the required minimum counterparty credit rating and have executed an International Swaps and Derivatives Association (ISDA) Master Agreement and signed a Credit Support Annex (CSA). Collateralised placements in the form of reverse repo transactions are made on the terms of the Global Master Repurchase Agreement (GMRA).

The ISDA master agreement allows for a single net settlement of all swap transactions covered by the agreement in the event of a counterparty default or early termination of the transactions. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally valid and enforceable in the relevant jurisdiction. At year-end 2019, netting reduced the swap exposure by EUR 647 million from a gross total market value of EUR 1 536 million to EUR 889 million (year-end 2018: EUR 1,164 million and EUR 578 million, respectively).

The CSAs further mitigate credit risk related to swaps. Swap positions are marked to market daily and the resulting positive exposures (receivable) exceeding agreed thresholds, if any, are collateralised by cash or, for certain counterparties, with high-quality government securities. Since 2016, NIB enters into two-way CSAs, which means that the Bank posts collateral when the market value of the swap position is negative (liability). At year-end 2019, approximately 99.2% of the Bank’s swaps measured by nominal value were under two-way CSAs. Close to 0.7% were under one-way CSAs meaning that NIB is not required to post collateral for its swap liabilities and only 0.1% of the total nominal swap exposure was with counterparties with whom no CSA has been concluded.

At year-end 2019, the Bank held EUR 911 million (2018: EUR 580 million) in gross collateral received, of which EUR 902 million (2018: EUR 575 million) was in cash and EUR 9 million (2018: EUR 5 million) in securities (See Note 19, Collateral and Commitments). The Bank had posted collateral of EUR 319 million (2018: EUR 980 million).

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Credit risk monitoring

The Bank puts strong emphasis on continuous monitoring of the credit risk development in its lending and treasury operations. Credit risk is monitored both at counterparty level and at portfolio level. The primary responsibility for credit risk monitoring resides with the unit responsible for the client relationship i.e. Lending, Treasury and Special Credits with support from Credit & Analysis. Risk Management carries out the portfolio level monitoring.

All lending exposures are subject to continuous monitoring of contractual compliance and events/ signals that could potentially lead to or indicate a material change in risk. In addition, an annual follow-up is conducted on the entire loan portfolio. The annual follow-up is presented to the Credit Committee and reported to the Board of Directors.

Treasury exposures are subject to continuous monitoring of events and market signals that could potentially lead to or indicate a material change in risk. At a minimum, the counterparties are analysed and the risk class validated every two years. The follow-up is presented to the Credit Committee.

Following the identification of a seriously deteriorated debt repayment capacity and/or a serious deterioration in the financial standing, the counterparty is placed on the watch-list and becomes subject to specific watch-list monitoring. Watch-listed counterparties are reviewed by the Credit Committee at agreed intervals and reported to the Board of Directors. If a credit exposure requires the expertise of specialists in workout and restructuring, it will be transferred to the Special Credits unit. The unit’s primary objective is to take over responsibility for distressed loans from Lending and devote sufficient time and effort to the individual case in order that the Bank may recover all or as much as possible of distressed loans outstanding.

Credit risk monitoring at portfolio level includes, among others, an analysis of the aggregate credit risk exposure, credit risk concentrations and changes in the risk profile. The development is reported to the Executive Committee, ALCO and the Board of Directors.

Compliance with existing limits is monitored regularly; for treasury counterparties, limit compliance is monitored on a daily basis. Exposure in excess of maximum limits may occur e.g. due to downgrade of a counterparty rating. Limit breaches are reported to senior management, relevant committees and the Board of Directors.

Risk-based pricing

The Statutes stipulate that the Bank shall operate according to sound banking principles and aim for a profit allowing the formation of reserves and a reasonable return on capital. Loans and guarantees are priced to cover the Bank’s cost of funds, administration costs, the cost of the risk involved in the transaction and the cost of capital employed. For loan pricing purposes, the Bank uses a pricing tool that enables calculation of the minimum earnings required on a loan in order to cover all lending related costs and an appropriate return for the level of risk assumed. Internal credit risk ratings and associated risk parameters, as well as the structure of the transaction, are key input factors in the pricing tool.

Credit risk reserves

The Bank maintains two credit risk funds within its equity, in addition to the Statutory Reserve. The General Credit Risk Fund is available to cover unexpected losses arising from the Bank’s lending and other business activities. At year-end 2019, the fund amounted to EUR 2,003 million (2018: EUR 1,870 million) before allocation of the profit for the year. The Statutes require that the Bank maintains the Special Credit Risk Fund for the Project Investment Loan (PIL) facility to cover the Bank’s own risk on such loans before resorting to the member countries’ guarantees that support the facility. At year-end 2019 and 2018 the fund amounted to EUR 427 million.

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Impairment Methodology

Introduction and governance

The Bank calculates and reports its impairments based on expected credit losses (ECL). The ECL framework is based on the requirements of the International Financial Reporting Standard (IFRS 9 Financial Instruments), published in 2014 by the International Accounting Standards Board (IASB) and which became effective from 1 January 2018. Additionally, the guidance of the Basel Committee on Banking Supervision and Global Public Policy Committee are followed, where applicable. The ECL framework is governed by the Bank’s risk management policies. The Executive Committee reviews and the President approves the ECL framework. The Credit Committee approves the impairment allowances and ECL model based calculation results.

Three Stage Model

The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either twelve month or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset is reported on gross carrying amount or net of impairment allowance.

Stage 1 – includes financial assets that have not had a significant increase in credit risk since initial recognition or have a low risk at the reporting date. For these assets, the allowance amount is calculated based on the coming 12 months.

Stage 2 – includes financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. For these assets, the allowance amount is calculated based on expected lifetime of the asset. A significant increase in credit risk is considered to have occurred if the life-time PD has increased by 100% compared to that at the initial recognition. Additional triggers are considered, including significant downgrading or watch-listing of the asset

Stage 1 and 2 assets are categorised as performing assets.

Stage 3 – includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to the collective model used for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

i) NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security; or

ii) the obligor is past due by more than 90 or in the case of sovereign lending by more than 180 days.

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Inputs

The ECL calculation is performed at the level of individual financial assets and the main components comprise Probability of Default, Loss Given Default, Exposure at Default and Discount Factor. The model is forward looking: current and future macroeconomic conditions are incorporated into the model through the Macro-Financial Scenarios.

Each transaction in the Bank’s portfolio has an internal Probability of Default rating (PD-rating) associated with it. This PD-rating is derived using S&P Global methodology that aims to replicate the S&P Rating Agency methodology. The rating is essentially a long-term, best estimate rating resulting in a neutral estimate without explicit buffers of conservatism. For ECL purposes, the Probability of Default (PD) is estimated based on a regression model of macro-economic variables to observed default data. PD term-structures are derived for each rating grade reflecting the Macro Financial Scenarios. The short end of the PD term structure (up to 3 years) reflects the Macro Financial Scenarios, while the long end of the PD term structure is based on long-run average behaviour. The term structure construction considers both outright default probabilities and rating migration behaviour.

Loss Given Default (LGD) is the magnitude of the likely loss if there is a default. The Bank has established a LGD framework, which establishes LGD estimates for all of the Bank’s exposures. The estimates are derived separately for different counterparty types: corporate, financial institutions, sovereigns and local and regional governments, and project finance. Credit enhancement (collateral, guarantees) and other transaction characteristics impact the LGD estimate. Depending on counterparty type, different datasets and modelling approaches are employed.

Exposure at Default (EAD) represents the expected exposure in the event of a default and is measured from discounted contractual cash flows. Loan commitments are included using a Credit Conversion Factor model. The discount factor is calculated based on the Effective Interest Rate (EIR) of a contract.

Macro-Financial Scenarios – Unlike the incurred loss model, which IFRS 9 replaced, the ECL is forward looking. The starting point is the Bank’s view of the current and future macro-economic conditions and credit environment. It should be noted that the same overall macro-economic view is used also as a basis for all other macro-forecasting needs within the Bank (for example ICAAP and stress testing). The Bank considers a range of outcomes in a probability-weighted manner. The purpose is to capture possible non-linear behaviour in the dependence of the ECL on economic conditions. The Macro-Financial Scenarios consist of three scenarios: Baseline, Upside, and Downside. Each scenario has an assigned probability of occurrence. Based on expert judgment, intended to reflect the prevailing perceived distribution of risks, the upside and downside scenarios are assigned probabilities indicating either balance or a skew in either direction.

The Credit Committee may do temporary adjustments to the model-based ECL impairment allowances in order to reflect additional factors, like significant scenarios or events, not explicitly incorporated within the modelling of ECL or in the credit risk ratings.

The loan impairment accounting policy is described in Note 1 – “Accounting Policies” and the results of the ECL are described in Note 10 – “Expected credit loss”.

Credit risk exposure

Tables 1 to 3 below provide an overview of the Bank’s aggregate credit risk exposure at year-end 2019 distributed according to expected loss (EL) before collective impairment. Aggregate credit exposure comprises lending and treasury exposure. Lending exposure includes loans outstanding and loan commitments, without taking into account any collateral or other credit enhancement. Regarding the treasury exposure, capital market investments are included at nominal value, while derivatives are included at market value net of collateral. The exposure in reverse repo transactions is calculated as a fixed percentage of the nominal value of the transaction thus reflecting that these are collateralised placements.

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TABLE 1. Credit risk exposure by internal rating based on expected loss (EL) (in EUR million)

RISK	S&P	31 DECEMBER 2019			31 DECEMBER 2018

CLASS	EQUIVALENT	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
1–2	AAA/AA+	5,155	4,874	10,029	5,239	4,818	10,057
3–4	AA/AA-	1,175	2,027	3,202	1,235	1,876	3,111
5–6	A+/A	2,171	730	2,901	1,938	754	2,692
7–8	A-/BBB+	5,903	207	6,110	5,303	131	5,434
9–10	BBB/BBB-	4,368	2	4,370	5,025	3	5,028
11–12	BB+/BB	1,220	–	1,220	1,819	–	1,819
13–14	BB/BB-	720	–	720	470	–	470
15–16	BB-/B+	170	–	170	106	–	106
17–18	B/B-	31	–	31	32	–	32
19–20	B-/CCC	5	–	5	5	–	5
D		0	0	0	0	0	0
TOTAL		20,917	7,840	28,757	21,174	7,581	28,755

Class D
Gross		78	0	78	78	0	78
Impairment		78	0	78	78	0	78
Net		0	0	0	0	0	0

The quality of the Bank’s aggregate credit exposure remained sound in 2019. Lending exposure decreased slightly, by around 1%. Close to 78% of the disbursements were to counterparties in the investment grade risk classes (EL1-10), which was largely explained by lending to the public and financial sectors. Treasury exposure rose by roughly 3%, mainly due to an increase in bond investments. At year-end 2019, 90% (2018: 89%) of lending exposure and 100% (2018: 100%) of treasury exposure was in risk classes 1-10, corresponding to investment-grade quality. Exposure in risk class D (non-performing) was unchanged

TABLE 2. Geographical distribution of the credit risk exposure (in EUR million)

The geographical distribution of the aggregate credit risk exposure is shown in the table below. The distribution is based on the risk-owner’s country of domicile.

	31 DECEMBER 2019			31 DECEMBER 2018

COUNTRY/REGION	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Denmark	1,295	1,350	2,644	1,308	1,350	2,659
Estonia	249	–	249	235	–	235
Finland	4,332	1,055	5,387	4,458	1,261	5,719
Iceland	600	20	620	666	–	666
Latvia	289	48	337	222	48	270
Lithuania	806	–	806	682	–	682
Norway	5,151	793	5,943	5,042	385	5,428
Sweden	6,441	1,177	7,618	6,629	1,087	7,717
Africa and Middle East	140	–	140	156	–	156
Americas	128	896	1,024	124	899	1,023
Asia-Pacific	388	133	521	480	102	581
Europe	652	1,862	2,514	765	1,914	2,679
Multilaterals	449	506	954	405	535	940
TOTAL	20,917	7,840	28,757	21,174	7,581	28,755

In the context of the Bank’s mission, the credit risk exposure continued to be fairly well balanced in terms of geographical distribution. At year-end 2019, the member countries accounted for 92% of the Bank’s lending exposure (2018: 91%) with the exposure to Latvia (+30%) and Lithuania (+18%) showing the largest increase in 2019. The largest lending exposures outside the member countries were in Multilateral institutions, Poland, China and France.

Of the treasury exposure, 57% (2018: 55%) was in the member countries, while the rest of Europe, excluding exposures to multilateral institutions accounted for 24% (2018: 25%), dominated by Germany and The Netherlands. Most of the treasury exposure outside Europe was in Canada.

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TABLE 3. Credit risk exposure by industry sector (in EUR million)

The distribution of the credit risk exposure by sector is based on the industry sector of the risk-owner. These sectors are different from the four business areas into which the Bank has organised its lending operations.

	31 DECEMBER 2019			31 DECEMBER 2018

INDUSTRY SECTOR	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Oil & Gas	44	–	44	45	–	45
Materials	1,020	–	1,020	1,029	–	1,029
Industrials	3,104	–	3,104	3,220	–	3,220
Consumer discretionary	557	–	557	653	–	653
Consumer staples	1,244	–	1,244	1,154	–	1,154
Health care	663	–	663	643	–	643
Financials	3,422	4,885	8,306	3,342	4,595	7,937
Information technology	579	–	579	528	–	528
Telecommunication services	332	–	332	480	–	480
Utilities	3,686	20	3,706	3,784	–	3,784
Public sector	6,264	2,935	9,199	6,295	2,986	9,281
TOTAL	20,917	7,840	28,757	21,174	7,581	28,755

The distribution of the lending exposure by industry sector remained stable in 2019 compared to the previous year, with the public sector, the utility sector, the financial sector and the industrials sector accounting for 79% (2018: 79%) of the total exposure.

The Bank has defined limits for maximum exposure to a single industry measured by the economic capital requirement and total credit risk exposure in relation to the Bank’s equity. At year-end 2019, the Bank was in compliance with these limits.

TABLE 4. Largest counterparty exposures (% of total credit risk exposure)

A counterparty exposure is defined as the consolidated group exposure, i.e. individual counterparties that are linked to one another by ownership or otherwise interdependent from a risk perspective are considered as one counterparty.

	31 DECEMBER 2019	31 DECEMBER 2018
Top 5	10%	9%
Top 10	16%	15%
Top 20	26%	26%

The limits for large single counterparty exposures and for the aggregate of such large exposures are scaled to the Bank’s equity. Any deviations from the set limits must be approved by the Board of Directors. At year-end 2019, the Bank was within the aggregate limits set for large exposures.

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MARKET RISK

The Bank defines market risk as the risk of valuation loss or reduction in the expected earnings stemming from adverse fluctuations in exchange rates, interest rates, credit spreads and cross-currency basis spreads.

Market risks predominantly arise from the Bank’s core business activities and the liquidity portfolio needed to support these activities. The Bank’s strategy is to obtain cost-efficient funding from diversified sources and provide lending that is tailored to the needs of its customers. This gives rise to foreign exchange risk and structural interest rate risk due to mismatches in the Bank’s assets and liabilities in terms of currency composition, maturity profile and interest rate characteristics. Cross-currency basis risk stems from the hedging techniques used by the Bank to mitigate spot foreign exchange risk deriving from funding and lending in different currencies. This risk reflects the liquidity charge for exchanging foreign currencies at a future point in time.

The Bank’s securities portfolio held for liquidity purposes as well as the portfolio of green bond investments are exposed to interest rate risk and credit spread risk. Credit spread risk refers to the potential decline in market value due to perceived change in the credit quality of the issuers of the securities held in the portfolios.

Market risk management

The Bank manages market risks by hedging against foreign exchange risk and interest rate risk with the objective of protecting its earnings and the economic value of its assets and liabilities. Foreign exchange risk is practically fully hedged. Interest rate risk deriving from mismatches between funding and lending is kept at a modest level. The Bank’s tolerance for interest rate risk and credit spread risk pertains to the size, quality and earnings expectations set for the liquidity portfolio.

As part of its structured funding transactions, the Bank may use financial instruments linked to other market risk factors than the above. A prerequisite is that such transactions are completely hedged with derivatives and that the Bank is able to valuate and measure the risks involved in the derivatives.

The Bank’s market risks are managed by Treasury. The Risk Management unit provides independent oversight of all significant market risks, supporting the Treasury Committee, ALCO and Treasury with risk measurement, analysis, daily monitoring and reporting.

FOREIGN EXCHANGE RATE RISK

TABLE 5. Foreign exchange rate risk (in EUR million)

Net open positions		TOTAL LIMIT	31 DECEMBER 2019	31 DECEMBER 2018
	USD	6.00	-0.81	-0.32
	DKK	3.00	0.35	0.34
	NOK	3.00	0.44	0.23
	SEK	3.00	0.39	0.82
	Other currencies, Total	4.00	2.10	2.29

The Statutes require that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.

Exchange rate risk is measured on the basis of net open positions in each currency. The limits set to restrict the overnight positions and the actual exposure as at year-end 2019 are presented in the above table. Note 23, Currency risk, shows the net of assets and liabilities at fair value in the major currencies as of year-end 2019.

The Bank hedges foreign exchange rate risk with cross-currency basis swaps, which gives rise to currency basis risk. The market value sensitivity of the Bank’s swap portfolio to one basis point shift in the relevant currency basis curves was EUR 1.1 million at year-end 2019 (2018: EUR 1.4 million) mostly deriving from the euro/US dollar, euro/ Swedish krona and euro/British pound basis.

The Bank does not hedge future net interest income in foreign currency. Loans are provided primarily in euro, Nordic currencies and US dollars. There is a possibility that interest income in currencies other than the euro may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in future cash flows from its current portfolio would be minor in relation to its total assets and equity.

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INTEREST RATE RISK

TABLE 6. Interest rate risk (in EUR million)

	TOTAL GROSS LIMIT	31 DECEMBER 2019	31 DECEMBER 2018
Sensitivity to 1bp change in interest rates	1.80	0.97	0.79

DEVELOPMENT OF INTEREST RATE RISK

in EUR

The Bank manages interest rate risk by using derivatives to convert fixed-rate funding into floating-rate liabilities. Fixed-rate lending that is not match- funded is converted to floating-rate receivables. This hedging approach ensures that the interest rate risk between lending and funding in each currency remains low. The majority of the Bank’s interest rate risk, therefore, stems from the portfolio of liquid assets.

The Bank measures and manages interest rate risk by estimating the sensitivity of the economic value of its balance sheet to an interest rate shock. The sensitivity is measured by means of basis point value (BPV) quantifying the impact of an interest rate change of one basis point on the present value of interest-bearing assets and liabilities.

Maximum limits have been set for the acceptable exposure to interest rate risk both at an aggregate balance sheet level and at portfolio level. A gross limit equivalent to EUR 1.8 million covering all currencies restricts the BPV interest rate risk to approximately 0.05 % of the Bank’s equity. In addition, individual BPV limits have been set for interest rate risk in EUR, USD and the Nordic currencies, whereas a combined limit applies for all other currencies.

As part of a new Treasury system implementation and go live in June 2019, the BPV calculation was enhanced to properly reflect all characteristics of transactions, for example, zero floating interest rate floors and optionalities. Additionally, the new framework takes in account interest and margin cash flows of floating rate instruments until final maturity while previously they were only captured up to the next fixing. The impact of the implemented changes was an increase in the BPV risk by approximately EUR 200 thousand as seen in the development of interest rate risk graph.

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CREDIT SPREAD RISK

TABLE 7. Credit spread risk (in EUR million)

	TOTAL LIMIT	31 DECEMBER 2019	31 DECEMBER 2018
Sensitivity to 1bp change in credit spreads	2.70	2.00	1.85

DEVELOPMENT OF CREDIT SPREAD RISK

in EUR

The Bank manages its exposure to credit spread risk by measuring the sensitivity of its portfolios of marketable securities to credit spread movements. The sensitivity is measured by means of Credit Spread Basis Point Value (Spread BPV) quantifying the impact of a one basis point increase in credit spreads on the present value of the assets.

Limits have been defined to restrict the decrease in asset value to acceptable level in accordance with the Bank’s willingness to accept risk in its liquidity portfolio and in the portfolio of green bond investments. The Bank has set an overall limit of EUR 2.7 million for credit spread risk, with specific sub-limits defined for various asset classes. To ensure that the liquidity portfolio maintains its market value and liquidity under severe market conditions, the assets in the portfolio must satisfy minimum rating requirements and other quality criteria.

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LIQUIDITY RISK

Liquidity risk is defined as the risk of incurring losses due to an inability to meet payment obligations in a timely manner when they become due. The Bank categorises liquidity risk into funding liquidity risk, which occurs when payment obligations cannot be fulfilled because of an inability to obtain new funding, and market liquidity risk, which occurs when the Bank is unable to sell or transform assets in the liquidity buffer into cash without significant losses.

Liquidity risk management

The Bank’s business model gives rise to liquidity risk mainly through maturity mismatches between assets (loans and treasury investments) and liabilities (borrowing and equity). The liquidity position and adherence to exposure limits is managed by Treasury and monitored by Risk Management on a daily basis.

The Treasury Committee and ALCO oversee the development of the Bank’s funding and liquidity position and decide on liquidity risk-related matters in accordance with their respective mandates. The Board of Directors receives regular reports on the liquidity and funding situation of the Bank.

The key metric applied for managing liquidity risk is the survival horizon, which measures how long the Bank would be able to fulfil its payment obligations in a severe stress scenario. The target survival horizon is twelve months, which means that the Bank would be able to meet its payment obligations and continue its business operations without disruption for the coming twelve months under severely stressed conditions. The minimum requirement is that the survival horizon must at all times exceed nine months. The stress scenario includes, among other things, the assumption of payment disruptions in the loan portfolio, no access to market funding, early termination of all callable funding transactions, collateral provided for swap exposure and severe decline of asset value in the liquidity buffer. At year-end 2019, the survival horizon was 397 days (2018: 428 days).

In addition, the Bank requires that the liquidity position should be strong enough to secure the highest possible issuer credit rating by S&P and Moody’s and fulfil the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. At year-end 2019 the LCR was approximately 2300% (2018: 1200%) and the NFSR approximately 160%, similar to the value observed in 2018. The minimum requirement for NSFR and LCR is 100% for regulated banks.

DEVELOPMENT OF THE SURVIVAL HORIZON

in days

The Bank’s liquidity buffer comprises unencumbered cash, deposits and securities mainly denominated in EUR, USD and the Nordic currencies. In order to ensure that the market value and liquidity of the buffer is preserved during adverse market conditions, the Bank has set strict rules for the composition of the buffer. As such, the buffer must include a minimum level of High Quality Liquid Assets as defined in the EU capital requirement regulation and a minimum level of assets in the internal rating categories corresponding to at least AA- from S&P and Aa3 from Moody’s. Furthermore, the buffer must comprise a certain level of assets eligible as repo collateral in central banks. The Bank does not have direct access to central bank repo facilities but can repo its bond securities via intermediating banks.

The maturity profile of the liquidity buffer is structured to fulfil the Bank’s requirement that the expected net cash outflow during the next three months must be covered by maturing investments in the liquidity buffer.

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TABLE 8. Composition of the liquidity buffer

	31 DECEMBER 2019		31 DECEMBER 2018

	EUR MILLION	%	EUR MILLION	%
Cash and cash equivalents	489	4%	474	5%
Securities issued or guaranteed by sovereigns, public sector entities and supranational institutions	2,771	24%	2,572	25%
Covered bonds	2,660	23%	2,456	24%
Securities issued by financial institutions, excluding covered bonds	1,655	14%	1,670	16%
Securities issued by corporates	46	0%	–	–
Securities received as collateral	4,085	35%	3,176	31%
Total liquidity buffer	11,707	100%	10,348	100%

Diversification is a key objective of the Bank’s funding and liquidity management. The Bank strives to diversify its borrowing in terms of currencies, maturities, instruments and investor types in order to avoid excessive reliance on individual markets and funding sources. Through regular benchmark issues, the Bank aims to secure broad market access. The annual funding plan is based on the projected twelve-month liquidity requirement and the projected size of the liquidity buffer. The funding plan is regularly adjusted to reflect changes in the liquidity requirement.

The following graph shows the maturity profile of liquid assets and the annual scheduled payments on loans outstanding compared to payments on the Bank’s funding. Payments on loans outstanding are shown until the contractual maturity of the loans. Repayment of funding is shown until the first possible early repayment date and taking into account the cash flow from associated swaps. Short-term amounts owed to credit institutions predominantly comprise cash collateral received from swap counterparties and collateral given, the cash collateral posted to swap counterparties.

A breakdown of the Bank’s financial assets and liabilities by maturity at year-end 2019 is presented in Note 21.

MATURITY PROFILE OF FUNDING, LENDING AND LIQUID ASSETS

as of 31 December 2019

EUR m

The Bank has a contingency plan in place which defines the actions to be taken should the Bank encounter a liquidity shortfall in an emergency situation. The President decides on the activation of the contingency plan and subsequently informs the Board of Directors.

OPERATIONAL RISK

The Bank defines operational risk as the risk of direct or indirect losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements, including external events and legal risks.

Operational risk management

NIB’s operational risk management focuses on proactive measures in order to ensure business continuity, information security, the accuracy of information used internally and reported externally, the expertise and integrity of the Bank’s personnel and its adherence to established rules and procedures, as well as on security arrangements to protect the physical and information assets of the Bank, its personnel and processes. The Bank’s operational risk management policy is set by the Board of Directors. The policy is complemented by an operational risk management framework comprising the guiding principles for the identification, assessment, monitoring and control of operational risks the Bank faces or may face.

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The day-to-day management of operational risk is performed across the organisation and is primarily the responsibility of each function. Emphasis is put on training the Bank’s personnel in risk awareness. In the risk and control self-assessment process, risks are identified and their impact assessed by the various functions for their respective fields of expertise. Focus is placed on identifying key risks and assessing the quality of risk detection and risk mitigation in order to ensure compliance with the Bank’s policies and guidelines. Operational risks are also identified through analysis of results obtained from the Bank’s incident reporting system. No material losses were incurred as a result of operational risks during the year.

Priority areas for operational risk management include increased focus on risks in the Bank’s key processes and further development of reporting on material operational risks and trends. Risk identification and mitigation are essential steps in the approval process of new products and development projects of the bank.

In 2019 the operational risk management framework was developed by introducing a revised risk taxonomy providing a common language for the identification and classification of operational risks. The Bank’s information security governance practices were strengthened by formalizing the role of Chief Information Security Officer (CISO) within the Risk Management Unit and by adopting a new information security policy.

REFERENCE RATE REFORM

Following the financial crisis, the global regulators decided to replace Interbank Offered Rates (IBORs) with replacement benchmark interest rates or risk-free rates (RFRs). This replacement process is at different stages, and is progressing at different speeds, across several major currencies. There is therefore uncertainty as to the basis, method and timing of transition and their implications on the participants in the financial markets. The Bank has established a working group to assess the potential risks and impacts of this transition. The Bank is also monitoring the activities of the International Accounting Standards Board projects addressing the financial reporting issues associated with IBOR reform.

COMPLIANCE RISK

The Bank defines compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation due to failure to comply with laws, rules and standards.

The Bank is committed to following international best practices and market standards in the areas of accountability, governance, corporate social responsibility, transparency and business ethics. Consequently, the Bank’s policies draw upon relevant market standards; in particular the International Financial Institutions’ Uniform Framework for Preventing and Combating Fraud and Corruption, which the Bank has endorsed.

The integrity of its own activities and of its staff is governed through the Bank’s Code of Conduct, which sets the values and ethical standards expected from staff. The Code covers topics such as conflicts of interests, gifts, hospitality, trading limitations and perquisite positions.

Further, NIB places particular emphasis on mitigating the risk of engaging with parties and projects that are, or potentially could be, associated with corruption, fraud, money laundering or the financing of terrorism. This is achieved through investing significant efforts in the Integrity Due Diligence (IDD) applicable to customers and counterparties. The IDD aims at identifying any integrity or reputational risk indicators of entities that have a reputation of engaging in illegal or unethical behaviour.

Allegations of fraud, corruption, collusion or any other Prohibited Practices related to the Bank’s projects are investigated following a preliminary assessment of the allegation. The investigations are conducted by the Office of the Chief Compliance Officer (OCCO), which issues a findings report that is presented for decision to the President (for cases related to staff) or to the Sanctions Panel (for cases related to counterparties).

OCCO oversees and coordinates matters relating to integrity and reputational risks and provides independent expert advice to staff, management and the Board of Directors in compliance matters. The Chief Compliance Officer (CCO) reports to the President and has unrestricted access to the chairpersons of the Board of Directors and the Control Committee. The CCO regularly reports to the Board of Directors and the Control Committee.

Once a year, OCCO publishes its Integrity Report, which is available on the Bank’s website.

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CAPITAL ADEQUACY

NIB’s statutes stipulate that the Bank’s ordinary lending stock must not exceed 250% of the authorised capital stock and accumulated general reserves. This limit, referred to as the Statutory gearing limit, restricts the leverage of the loan portfolio with respect to the Bank’s capital resources. Statutory gearing limit treats all credit exposures equally in the calculation, regardless of their risk level. At the end of 2019 the Statutory gearing limit amounted to MEUR 22 085 (before allocation of the profit for the year) and the limit utilisation was at 84% (85% in 2018).

NIB uses the Internal Capital Adequacy Assessment Process to evaluate the amount of capital and liquidity needed to cover the risks the Bank is or might be exposed to. The Bank maintains a sufficient amount of capital and liquidity to cover all material risks and to ensure that operations can be continued without disruptions even in adverse situations. The Bank also considers the impact of macro-prudential risks in its ICAAP assessment and utilises capital buffers as needed. Stress testing is used to provide a forward looking view on the Bank’s risk exposures.

NIB uses an internal economic capital modelling framework to estimate the risk based capital requirements for credit risk, market risk, operational risk and other business risks. The economic capital reserved to cover these risks is defined as the minimum economic capital requirement and this amount is deemed adequate for the achievement of the highest possible credit rating. In addition to the minimum economic capital requirement, the Bank maintains capital buffers for macro-prudential risks and a stress testing buffer. The Bank may release capital buffers under stressed conditions or when otherwise required for fulfilling its purpose.

NIB’s internal credit-risk economic capital model is an application of the so called structural model broadly adopted in the industry. In technical terms, the simulation model is referred to as a multivariate default-only, Gaussian-threshold model with random default recovery. The key idea behind the model is that an individual obligor enters into default when the value of its assets crosses a threshold determined by the counterparty’s creditworthiness. The model for asset values is estimated based on historical equity data incorporating geographical, industrial, and firm-size dimensions. The likelihood of a counterparty’s assets to cross the default threshold depends on internally derived probability of default estimates based on NIB credit-rating scale. Finally, the actual size of default loss depends on two elements: the counterparty exposure and the loss-given-default (LGD). The actual loss, as a proportion of the current exposures is assumed to be random and is informed from NIB’s internal LGD framework.

NIB’s market risk economic capital model captures the following sub-categories; interest rate risk, covering both the economic value and net interest income risk perspectives, credit spread risk, currency basis risk, and foreign exchange risk. The Bank applies various stress testing approaches for the calculation of market risk economic capital requirements across the market risk sub-categories and recognises diversification benefits between the sub-categories in the calculation of the overall economic capital requirement for market risk.

NIB’s economic capital requirement for operational risk is obtained by first calculating the regulatory capital requirement using the standardised approach, as stipulated in the EU’s Capital Requirement Regulation, and then scaling that requirement up to arrive at a conservative estimate for the economic capital requirement.

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The graph below provides an overview of NIB’s internally assessed unaudited capital adequacy based on economic capital as of 31 December 2019.

ECONOMIC CAPITAL REQUIREMENTS

as of 31 December 2019

EUR m

As of 31 December 2019 the economic capital requirements were EUR 1,798 million for credit risk, EUR 481 million for market risk and EUR 101 million for operational risk. Hence, the internally assessed unaudited minimum economic capital requirement amounted to EUR 2,380 million.

The regulatory macro-prudential instruments have been designed to help counter pro-cyclicality in the financial system and include the capital conservation buffer, the countercyclical buffer and the systemic risk buffer. As NIB is not subject to national or international prudential regulation of the banking sector, these buffer requirements do not apply to NIB. However, NIB has chosen to include capital buffers for macro-prudential risks (Capital Conservation Buffer and Countercyclical Buffer) and for macro stress testing (Stress Testing Buffer) in its capital adequacy assessment to follow market best practices.

Capital conservation buffer is a fixed percentage (2.5%) of the Bank’s risk-weighted assets and amounted to EUR 327 million. The size of the countercyclical buffer is calculated as the weighted average of the private sector exposures and the countercyclical buffer rates of the countries where the risk exposures are located. The countercyclical buffer amounted to EUR 137 million.

The Bank also allocates capital for potential losses incurred during severe market conditions (stress testing buffer). Based on the conducted macro-economic stress tests the Bank has allocated a buffer of EUR 120 million for potential stress testing losses on top of the macro-prudential buffers which already factor in capital reserves for macro-economic shocks.

The Bank’s risk based capital adequacy position strengthened in 2019 due to accumulation of profit and stable development of the risk exposures. As of 31 December 2019 the Bank’s equity amounted to EUR 3,690 million (including the profit of 2019 and excluding the proposed dividend for 2019) providing a headroom of EUR 726 million (EUR 648 million in 2018) over the total economic capital requirement of EUR 2,964 million and a headroom of EUR 1,310 million (EUR 1,138 million in 2018) over the minimum economic capital requirement.

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Note 3: Segment information

OPERATING SEGMENTS

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. The CODM at NIB is the President. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. In its segment reporting, NIB divides its operations into two major segments: lending and treasury operations. Treasury operations consist of liquidity management, collateral management, portfolio management and funding operations.

2019

In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	153,144	29,863	28,723	58,585	211,729
Commission income and fees received	7,405	2,057	–	2,057	9,462
Commission expense and fees paid	-78	-1,563	-218	-1,781	-1,859
Net profit on financial operations	541	6,748	6,983	13,731	14,272
Foreign exchange gains and losses	–	111	–	111	111
Administrative expenses	-28,637	-11,012	-4,719	-15,731	-44,368
Depreciation	-4,376	-1,725	-739	-2,465	-6,841
Net loan losses	-524	–	–	–	-524
Profit/loss for the year	127,475	24,478	30,029	54,507	181,982
2018
In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	154,032	27,277	42,182	69,459	223,492
Commission income and fees received	12,415	856	–	856	13,271
Commission expense and fees paid	-95	-1,551	-900	-2,451	-2,546
Net profit on financial operations	49	-8,619	-15,207	-23,826	-23,776
Foreign exchange gains and losses	–	-160	–	-160	-160
Administrative expenses	-26,529	-10,334	-4,429	-14,762	-41,291
Depreciation	-1,261	-473	-203	-676	-1,937
Net loan losses	5,957	–	–	–	5,957
Profit/loss for the year	144,569	6,996	21,444	28,441	173,009

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GEOGRAPHICAL SEGMENTS

The table below is based on the region where the borrowers reside, according to the domicile of the borrower’s group headquarters.

In thousands of euro	2019 NET INTEREST INCOME	2018 NET INTEREST INCOME
Member countries
Denmark	12,689	15,869
Estonia	1,834	1,633
Finland	31,573	29,666
Iceland	7,730	6,990
Latvia	1,394	1,759
Lithuania	5,147	5,723
Norway	27,696	27,138
Sweden	51,954	51,599
Total, member countries	140,018	140,377

Non-member countries
Africa	318	457
Asia	2,597	3,418
Europe and Eurasia	7,141	6,175
Americas	2,860	3,342
Middle East	208	264
Total, non-member countries	13,125	13,656
Total, net interest income from lending	153,144	154,032

Lending Operations

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen productivity and/or enhance the environment. NIB fulfils this mandate by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing. Projects contributing to the fulfilment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless, projects with high mandate ratings, as assessed by the Bank, are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: investments in infrastructure; investments improving the environment; large investments by the corporate sector; and small and medium-sized enterprises, targeted in cooperation with financial intermediaries. In 2015, NIB’s Board of Directors concluded a strategy process in which the mandate and mission described above were confirmed. In addition, NIB’s Board of Directors decided to place greater emphasis on the following areas: small and medium sized enterprise (SME) and mid-sized corporate financing, non-Member country lending (increasing it in the longer term to the previous level of approximately one-fifth of the Bank’s lending), Arctic financing and increased focus on lending to the Baltic countries. In 2016, NIB started investing in green bonds as part of its lending activities.

Regarding NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions concerning the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt rescheduling of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of processes in place for assessing the eligibility of the projects. The Bank applies a mandate-rating tool as well as a sustainability policy to ensure that its financing fulfils the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

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Lending Categories

The Bank has currently two main categories of lending: ordinary lending and lending under Special Programs.

Ordinary lending

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2019, the Bank’s ordinary lending ceiling will amount to EUR 22,467 (22,085) million. At 31 December 2019, outstanding ordinary lending amounted to the equivalent of EUR 18,521 (18,463) million, which represented 206.1% (209.0%) of the Bank’s authorized capital stock and accumulated reserves. There were no guarantee commitments under ordinary lending as of 31 December 2019.

The Bank’s ordinary loans have traditionally been grouped into two categories: investment loans and regional loans. However, the significance of regional loans has been diminishing. At 31 December 2019, investment loan, regional loan commitments and investment in green bonds totalled EUR 21,220 (20,839) million, of which EUR 18,512 (18,456) million was outstanding.

As a rule, investment loans are granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower is located in one of the Member countries. In addition the lending to Poland and certain other EU member countries is currently also made as investment loans. At 31 December 2019, NIB had investment loan commitments totalling EUR 21,089 (20,839) million, of which EUR 18,381 (18,455) million was outstanding. The majority of the outstanding amount, EUR 17,923 (17,960) million was granted for projects situated in the Member countries.

In 2016, NIB allocated EUR 500 million to be invested in green bonds issued by companies or municipalities in its member countries. The purpose of this initiative is to support the development of the green bond market, to finance environmental investments in conformity with NIB’s mandate criteria and to promote good standards in this field. At the end of 2019, the Bank held green bonds of EUR 132 (308) million at fair value.

Following a review of the Bank’s lending strategy completed in 2015, the Bank decided to establish the following initiatives within ordinary lending: an Arctic Financing Facility with a framework of up to EUR 500 million in loans for projects in the Arctic region, a EUR 250 million facility for financing to small- and medium sized enterprises (SME) including small mid cap corporates (SMC), and a facility of EUR 500 million for lending to mid-cap corporates (MCC) in the market segment between SME/SMC and the larger corporates that have traditionally been NIB’s customers.

For more information see Note 12: Loans outstanding and guarantee commitments.

Loans under Special Lending Programs

In addition to its ordinary lending, the Bank has currently two special lending programs, which are authorized by its Statutes.

Project Investment Loans

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion. PIL loans and guarantees are intended to finance projects in Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member and recipient countries. The strategy is to maintain the level of lending to non-Member countries at an average of historical levels of one-fifth of total lending in the long term. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. Such loans can be made to governments or against government guarantees but also for infrastructure projects and other public or private sector projects without a guarantee from the government. Projects may be co-financed with other multilateral and bilateral institutions as related bilateral PIL guarantee agreements between the Bank and each of the Member countries. The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion. The PIL facility carries a partial guarantee from the Member countries. Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion, or 45% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The guarantee agreements have been amended over the years as the authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion to EUR 4.0 billion, with no change in the EUR 1.8 billion guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees and the Bank entered into new bilateral guarantee agreements with each of the Member countries. Under the adjusted guidelines, the related Special Credit Risk Fund for PIL is intended as a first loss reserve and NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees.

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At 31 December 2019, NIB had commitments for 165 project investment loans totalling EUR 962 (936) million, of which 159 loans in the amount of EUR 445 (631) million was outstanding. As of 31 December 2019, no guarantees were issued under this facility.

For more information see Note 12: Loans outstanding and guarantee commitments.

Environmental Investment Loans (MIL)

Since 1 January 2005, the EUR 300 million MIL facility has been allocated for loans and guarantees for the financing of private and public projects in the neighbouring area of the Member countries to improve the environment and reduce cross border pollution in the region. The structure of the MIL facility is primarily governed by the Bank’s Statutes and the related bilateral MIL guarantee agreements between the Bank and each of the Member countries. According to NIB’s Statutes, the Member countries guarantees 100% of the Bank’s losses arising from failure of payment. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At 31 December 2019, NIB had commitments amounting to EUR 16 (20) million under this facility, of which EUR 8 (10) million was outstanding. As of 31 December 2019, no guarantee has been issued under this facility. At two occasions, in 2014 and 2016 the Board of Directors decided to call on the MIL guarantees due to non-payment of one MIL loan. Following the payments in relation to the calls, the guarantee liability stands at EUR 266 (266) million.

For more information see Note 12: Loans outstanding and guarantee commitments.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore, there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank employs a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan.

In order to compensate NIB for maintaining sufficient liquidity and accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Risk assessment

The policies of the Bank requires its operations to be conducted in accordance with sound banking principles and that loans and guarantees are granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See Note 2: Risk Management.

In addition to the overall maximum lending exposures described in Section 7 of the Statutes, specific limits apply to the portfolio (non-Member country and sector limits) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans granted by the Bank for a single project generally should not exceed 50% of the total cost of the project (for SME and mid-sized corporate financing this limit is set at 75%) and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties. The 20% limit is reduced in the case of less creditworthy borrowers.

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The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL and other non-Member country loans by setting a country limit related to credit standing of the host country.

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees when required. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty such as negative pledge and other financial or non-financial covenants. The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At 31 December 2019, 21.0% (20.4%) of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 22.9 (23.6%) were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Without of any kind of security was 0% (1.6%) of the total outstanding loans, the remainder of the outstanding loans had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows or to convert funds obtained by it into other currencies with appropriate forward exchange risk coverage. NIB has processes in place to control and measure the matching of the maturities of its loans to those of its borrowings. For further information in this regard, see Note 2: Risk Management.

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate funding.

Treasury Operations

Assets and Liability Management

Liquidity Management

NIB’s liquidity policy is based on stress testing and incorporates recommendations from Basel III (published by the Basel Committee on Banking Supervision in December 2010), EU directives and the rating methodologies used by rating agencies. The policy includes a survival horizon that measures the period the Bank is able to meet all its payment obligations arising from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of at least twelve months. At the end of 2019, NIB calculated its survival horizon as 397 days (428 days).

To mitigate liquidity risk, the Bank maintains a liquidity buffer that is mainly invested in EUR, but also in the USD and the Nordic currencies. At the end of 2019, the liquidity buffer, which also included cash and securities received from swap counterparties to mitigate counterparty credit risk, amounted to EUR 11,707 (10,348) million. Of this, EUR 4,666 (3,801) million was held as cash and short-term money market instruments 40% (37%), and EUR 7,041 (6,547) million was held in securities 60% (63%). In order to minimize market value volatility and liquidity risk under severe market conditions, the liquidity buffer must fulfil quality requirements stipulated in the liquidity policy. At the end of 2019, 83% (89%) of the liquidity buffer was invested in high quality liquidity assets (HQLA), 90% (82%) was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 94% (94%) of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfils the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term government securities, covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above. For further information see Note 2: Risk Management.

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Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions. The Bank has moved from unilateral to bilateral credit support agreements with its derivative counterparties which requires a higher liquidity buffer as the Bank needs to post collateral, mainly EUR cash holdings, with its swap counterparties. For further information in this regard, see Note 2: Risk management. The amount of cash collateral held at year-end 2019 was EUR 957 (575) million. For further information regarding received collateral at year-end, please refer to Note 19: Collateral and commitments.

Portfolio Management

The Bank’s portfolio management deals with the management of that portion of NIB’s liquidity that is invested in longer term securities. Two portfolios have been established: (1) a portfolio with security investments measured at amortized cost issued by highly rated issuers and (2) actively managed portfolios measured at fair value. Although, the main objective is to mitigate liquidity risk some environmental, social and governance aspects are factored into the investment decision. The return from the portfolios continues to contribute to NIB’s total results, however diminishing due to the very low yield environment.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank has an agreement with an external manager who operates with an unfunded mandate. As of year-end 2019, the external manager was authorized to take positions up to an aggregate amount of USD 100 million, corresponding to EUR 89 million. Specific risk limits have been set for the external managers and their risk exposures are also captured and limited by the by overall market risk limits; see Note 2: Risk management.”

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2019, please refer to Note 11: Debt securities. The volume of outstanding derivatives as of December 31, 2019 are set forth in Note 15: Other assets.

Funding Operations

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets globally. The objective is to raise advantageous funds to the benefit of the Bank’s customers. The Bank seeks to take advantage of favourable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration a diversified funding base and the risks involved in the structure and complexity of the individual transactions.

Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the Bank’s foreign exchange, interest rate and refinancing risks.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2019 the Bank had the following active programs:

●	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion,

●	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

●	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion.

During 2019, NIB borrowed EUR 4,909 (6,620) million by means of 44 transactions in 12 different currencies. EUR 2,967 (3,922) million of this total came from 38 transactions under the EMTN Program. Under the U.S. MTN Program, NIB issued two transactions, two of which were global benchmark issuances in the amount of USD 1.0 billion and USD 1.0 billion, respectively. During 2018, NIB issued 57 transactions under the EMTN Program and three transactions under the U.S. MTN Program of which two were global benchmark issuances in the amount of USD 1.0 billion and USD 1.0 billion, respectively. The weighted average maturity for NIB’s borrowing operations in 2019 was 4.7 years, compared with 5.1 years in 2018.

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Of debt securities outstanding, the amount of EUR 1,854 (1,614) million is at floating interest rates, while EUR 24,123 (23,703) million is at fixed interest rates which is mainly swapped to floating rate.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending in NIB’s member countries and EU countries. Lending projects are eligible under the framework if they satisfy strict internal environmental criteria. Payment of principal and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

At year-end 2019, the Bank had a total of EUR 3,906 (3,261) million outstanding in NIB Environmental Bonds. During 2019, NIB issued two NIB Environmental Bonds under its environmental framework, totalling EUR 693 million, consisting of one EUR 500 million environmental bond and an inaugural Nordic-Baltic Blue Bond. The five-year SEK 2 billion Nordic-Baltic Blue Bond is financing projects within the water management and protection category only. During 2018, NIB brought one EUR 500 million NIB Environmental Bond to the market.

For the years 2019 and 2020, the Board of Directors of the Bank has authorized the Bank to raise medium and long- term borrowings in an aggregate amount of up to EUR 7.5 billion and EUR 7.5 billion respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP compliant ECP Program having a ceiling of EUR 2 billion. In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed in Note 16: Debts evidenced by certificates and swaps.

For the years 2019 and 2020, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any one time in each of these years does not exceed EUR 3.0 billion.

NIB had no commercial paper outstanding under the ECP Program at year-ends 2019 and 2018.

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Note 4: Net interest income

In thousands of euro	2019	2018
Interest income
Cash and cash equivalents	-2,725	-6,686
Placements with credit institutions	-12,872	-98
Debt securities	60,757	60,913
Loans outstanding	295,726	268,953
Other interest income	123	–
Total, interest income	341,009	323,082
Of which, interest income from financial assets measured at amorised cost	315,241	298,371
Interest expense
Short-term amounts owed to credit institutions	3,199	455
Long-term amounts owed to credit institutions	50	72
Short-term repurchase agreements	–	345
Debts evidenced by certificates	-558,100	-578,171
Swap contracts and other interest expenses, net	425,572	477,708
Total, interest expense	-129,280	-99,590
Of which, interest expense from financial liabilities measured at amorised cost	-312,116	-286,705
Net interest income	211,729	223,492

Interest income and expense includes amounts from related parties as described in Note 25: Related party disclosures.

Note 5: Commission income and fees received

In thousands of euro	2019	2018
Commitment fees	2,278	2,963
Loan disbursement fees	4,298	9,496
Early repayment fees	2,683	499
Commissions on lending of securities	203	313
Total	9,462	13,271

Note 6: Net profit on financial operations

In thousands of euro	2019	2018
Financial instruments measured at fair value, realised gains and losses	2,715	7,163
Financial instruments measured at fair value, unrealised gains and losses	2,240	6,484
Financial instruments measured at amortised cost, realised gains and losses	73	100
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	9,243	-37,523
Net profit/loss on financial operations	14,272	-23,776

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Note 7: Personnel expenses

NET PERSONNEL EXPENSES

In thousands of euro	2019	2018
Salaries and other remuneration	27,062	25,486
Social security and employee insurances	2,448	2,453
Pensions	8,830	8,120
Board and Control Committee remuneration	144	144
Other personnel expenses	2,500	2,590
Gross personnel expenses	40,984	38,792
Host country reimbursement according to agreement with the Finnish Government (see next page)	-10,487	-9,822
Net personnel expenses	30,496	28,971

EMPLOYEES

	2019	2018
Number of employees at 31 December	229	224
Average age of employees	46	46
Average period (years) of employment	11	11
Distribution by gender as of 31 Dec
All employees	229	224
Female	99	94
Male	130	130

The number of employees in the table above includes all contracted employees. Permanent employees and those with fixed term contracts of four years or more amounted to 202 (2018:199). Employees on substitute contracts, fixed term contracts less than four years and temporary contracts amounted to 27 (2018: 25).

COMPENSATION FOR THE BOARD OF DIRECTORS, THE CONTROL COMMITTEE, THE PRESIDENT AND THE EXECUTIVE COMMITTEE

Compensation for the Board of Directors (BoD) and the Control Committee (CC) is set by the Board of Governors (BoG). The compensation consists of fixed annual remuneration and an attendee allowance. The members of the BoD and the CC are also entitled to reimbursement of travel and accommodation expenses and a daily allowance in accordance with the Bank’s travel policy.

The BoD decides on the appointment and remuneration of the President. As a rule, the President is appointed on a fixed-term contract for five years at a time, but the existing contract can also be prolonged. The current President’s contract commenced on 1 April 2012 and was due to expire on 31 March 2017; however, the contract has been extended until 31 March 2021. The President decides upon the employment of the Executive Committee (ExCo) members. The members of the ExCo are normally employed for an indefinite period. The period of notice is six months. The President is authorised by the BoD to make decisions regarding compensation within the scope of the Staff Regulations and the Financial Plan. The remuneration package for the members of the ExCo includes a fixed base salary and customary taxable benefits and allowances, which are in principle the same for all staff at the managerial level.

The Bank can pay performance premiums of up to three months’ base salary for excellent and extraordinary performance and are presented in the table below if awarded. The maximum cost for the Bank of performance premiums is a total of 3% of the salary costs.

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The table below includes fees paid to the Board of Directors and Control Committee as well as the taxable income of the President and Executive Committee.

In thousands of euro	2019	2018
Board of Directors (remuneration and attendee allowance)
Chairman	17	16
Other Directors and Alternates (15 persons)	103	96
Control Committee
Chairman	5	7
Other members (9 persons)	19	25
President	820	817
Members of the Executive Committee (6 persons)	2,769	2,716

Distribution by gender as of 31 Dec	2019	2018
Board of Directors
Female	4	4
Male	4	4
Control Committee
Female	2	2
Male	8	8
Executive Committee including the president
Female	1	1
Male	6	6

PENSION OBLIGATIONS

NIB is responsible for arranging pension security for its employees. The Finnish public sector pension system (JuEL Pension) is the basis for the pension benefits. The JuEL Pension is calculated based on the employee’s annual taxable income and the applicable age- linked pension accrual rate. The employer’s pension contribution in 2019 was 16.46% of the pensionable income. The employee’s pension contribution was either 6.75% or 8.25%, depending on the employee’s age. NIB pays this contribution for its permanent staff, and it is taxed as a benefit for the employee. The pension is accounted for as a defined contribution plan.

In addition to the JuEL Pension, the Bank has taken out a supplementary group pension insurance policy for its entire permanently employed staff. The insurance premium, 6.5%, is calculated based on the employee’s taxable income and paid until the age of 63. The supplementary pension is also accounted for as a defined contribution plan.

The employer’s pension contribution regarding the President amounted to EUR 200,051 (236,825). The corresponding figure for the ExCo members was EUR 964,083 (905,313) of which EUR 294,398 (287,748) related to supplementary pension premiums.

The Board of Directors and Control Committee members are not eligible for NIB pension arrangements.

STAFF LOANS

Staff loans can be granted to permanently employed staff members who have been employed by the Bank for a period of at least one year. The staff loans are granted by a commercial bank, subject to a recommendation from NIB.

At present, the maximum loan amount is EUR 200,000. The employee pays interest on the loan in accordance with the official base rate established by the Ministry of Finance in Finland or 0.25% whichever is the higher. The same interest rates, terms and conditions are applicable to all the employees of the Bank, including the President and the ExCo members.

As of 31 December 2019 and 2018 there were no outstanding staff loans to the President or the ExCo members.

ADDITIONAL BENEFITS FOR EXPATRIATE PERSONNEL

Professional staff (including Executive Committee members) who move to Finland for the sole purpose of taking up employment at the Bank are entitled to certain expatriate benefits, such as an expatriate allowance and a spouse/ family allowance. In addition, NIB assists the expatriate in finding accommodation, usually by renting a house or a flat in its own name. The staff member reimburses the Bank for a part of the rent, which is equal to at least the taxable value of the accommodation benefit established annually by the Finnish National Board of Taxes.

HOST COUNTRY REIMBURSEMENT

According to the Host Country Agreement between the government of the Republic of Finland and the Bank the amount of tax withheld in advance on the salaries of the Bank’s staff and the final tax on salaries collected shall be repaid to the Bank. Amounts repaid contribute to the surplus the Bank may distribute among the member countries.

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Note 8: Other administrative expenses

In thousands of euro	2019	2018
IT	9,282	7,521
Office premises	2,478	2,039
Travel	980	1,082
Communications and marketing	452	433
Other administrative expenses	2,515	2,871
Cost coverage, NDF and NEFCO (Note 25)	-1,530	-1,296
Rental and other income	-304	-330
Total	13,872	12,321

Remuneration to the auditors	2019	2018
Audit fee	201	140
Other audit-related fees	129	110
Non-audit related fees	62	551
Total remuneration	391	802

In accordance with the audit firm rotation policy the bank conducted a request for proposal process during 2017 after which EY were appointed as external auditors for the financial year 2018 onwards.

Note 9: Net loan losses

In thousands of euro	2019	2018
Change in expected credit loss on performing loans	-2,179	8,426
Change in expected credit loss on non-performing loans	1,655	-2,469
Decrease of provision to cover realised losses	–	-18,978
Realised loan losses	–	18,978
Net loan losses	-524	5,957

See also Note 12: Loans outstanding and guarantee commitments.

Note 10: Expected credit loss

Credit Policy

Risk assessment

The policies of the Bank requires its operations to be conducted in accordance with sound banking principles and that loans and guarantees are granted on market-based banking terms details of which are described in Note 2: Risk Management and Note 3: Segment Information.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures defined as total disbursements and loan commitments including issued guarantees, at 31 December 2019, calculated as a percentage of a total lending exposure and total equity of the Bank.

Rank	% OF TOTAL LENDING EXPOSURE	% OF TOTAL EQUITY
1	2.5%	14.6%
2	2.2%	12.8%
3	1.8%	10.6%
4	1.6%	9.4%
5	1.5%	8.8%
6	1.5%	8.7%
7	1.2%	7.2%
8	1.2%	7.2%
9	1.2%	7.1%
10	1.2%	6.8%

Credit risk monitoring and provision policy

The Bank has a robust process for monitoring of its lending exposure. The monitoring process covers the counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the counterparty’s compliance with all terms and conditions of the transaction including project implementation. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

60

The Bank defines “Forbearance” as a concession granted to a counterparty for reasons of financial difficulties, i.e. a concession that would not otherwise be considered by the lender. Forbearance recognition is not limited to measures that give rise to a loss for the lender. Modification of the terms and conditions of the contract may include, for example, reduction of the interest rate, principal or accrued interest, or rescheduling of the payment dates of principal and/or interest, and has an actual effect on the future cash flows. Loan forbearance is granted on a selective basis and purposefully to avoid counterparty default in favour of the Bank’s collection opportunities. Counterparties under forbearance activities are moved to the watch list, and are subject to the impairment policies of the Bank. As of 31 December 2019, there were no Ordinary loans (-) and EUR 80 (80) million of Project investment loans affected by forbearance. There were no stage 3 impairments recorded for Ordinary loans as at 31 December 2019 or 31 December 2018. The outstanding balance after impairments recorded for Project investment loans affected by forbearance amounted to EUR 0 (0) million at 31 December 2019. The interest income on loans affected by forbearance amounted to EUR 0 (1) million in 2019. See also “Credit risk monitoring” under Note 2: Risk Management.

During 2016, the Bank adjusted its non-performing definition to be in line with the Basel’s definition for non-performing. As of 31 December 2019 and 2018, there were three non-performing (stage 3 loans) all of which were PIL loans totalling EUR 78 million.

A total of EUR 121 (119) million has been deducted from the Bank’s loans outstanding and from lending claims in “other assets”. Specific allowances for impairment amounted to EUR 78 (78) million and ECL on stage 1 & 2 assets amounted to EUR 42 (40) million. During 2019 or 2018, no lending transactions were converted into claims under “other assets”.

The bank adopted the expected credit loss model (ECL) according to IFRS 9, from 1 January 2018. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Further explanation of the model and related inputs are disclosed in Note 2: Risk management and the related accounting policy is disclosed in Note 1: Accounting policies.

Stage 1 - includes financial assets that have not had a significant deterioration in credit quality since initial recognition or have a low risk at the reporting date. For these assets, the ECL is a probability-weighted result of default events that are possible within next 12 months after the reporting date.

Stage 2 - includes financial assets that have had a significant deterioration in credit quality since initial recognition, but for which there is no objective evidence of impairment. For these assets, the lifetime ECL results from all possible default events over the expected lifetime weighted with the probability of default.

Stage 1 and 2 assets are categorised as performing assets and the model calculations are updated at each reporting date.

Stage 3 - includes assets that have been categorised as non-performing in the Bank’s credit rating processes and are calculated similarly to the previously recognised individually assessed impairments.

The assets subject to ECL include financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments.

61

Assets subject to expected credit loss In millions of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Exposure at 1 January 2018	21,763	853	100	22,716
Transfer to Stage 1	144	-144	–	0
Transfer to Stage 2	-80	80	–	0
Transfer to Stage 3	–	–	–	0
New assets originated or purchased	6,101	4	–	6,106
Amortisations and repayments	-4,575	-263	–	-4,838
Foreign exchange adjustments and other changes	–	–	6	6
Realised losses	–	–	-26	-26
Exposure at 31 December 2018	23,353	531	80	23,964
Transfer to Stage 1	212	-212	–	0
Transfer to Stage 2	-67	67	–	0
Transfer to Stage 3	–	–	–	0
New assets originated or purchased	7,290	21	–	7,311
Amortisations and repayments	-6,789	-201	–	-6,990
Foreign exchange adjustments and other changes	-5	2	–	-3
Exposure at 31 December 2019	23,994	208	80	24,282

	31-DEC-19	31-DEC-18
Loans Outstanding	18,705	18,699
Loan commitments	3,242	2,680
Treasury assets held at amortised cost	2,335	2,585
Total Exposure	24,282	23,964

Expected credit loss provision In millions of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 1 January 2018	25	23	93	142
Transfer to Stage 1	5	-5	–	0
Transfer to Stage 2	-1	1	–	0
Transfer to Stage 3	–	–	–	0
New assets originated or purchased	8	0	–	8
Amortisations and repayments	-7	-4	–	-10
Impact of remeasurment on existing assets	-4	-2	2	-4
Foreign exchange adjustments and other changes	–	–	4	4
Net change income statement	1	-9	6	-2
Realised losses	–	–	-19	-19
Balance at 31 December 2018	26	14	80	120
Transfer to Stage 1	5	-5	0	0
Transfer to Stage 2	0	0	0	0
Transfer to Stage 3	0	0	0	0
New assets originated or purchased	7	2	0	10
Amortisations and repayments	-5	-4	0	-9
Impact of remeasurment on existing assets	-4	6	-2	0
Foreign exchange adjustments and other changes	0	0	2	2
Net change income statement	2	0	0	2
Realised losses	–	–	–	0
Balance at 31 December 2019	29	14	80	122

Expected credit loss In millions of euro	31-DEC-19	31-DEC-18
Loans outstanding	119	117
Other receivables	2	2
Loan commitments	1	1
Financial placements	0	0
Total	122	120

Expected credit loss income statement In millions of euro	JAN-DEC 2019	JAN-DEC 2018
Net result on financial operations	0	0
Net loan losses (Note 9)	-1	6
Foreign exchange gains and losses	-2	-4
Total recognised in income statement	-2	2

62

Note 11: Debt securities

The debt securities were issued by the following counterparties:

In millions of euro	2019	2018
Governments	819	816
Public institutions	1,896	1,692
Other	4,365	3,946
Total	7,079	6,455

The distribution of the Bank’s debt security portfolios was as follows:

	BOOK VALUE		FAIR VALUE

In millions of euro	2019	2018	2019	2018
Held at fair value	5,126	4,233	5,126	4,233
Held at amortised cost	1,953	2,221	2,009	2,276
Total	7,079	6,455	7,135	6,509

Of these debt securities, EUR 5,038 (4,651) million is at fixed interest rates and EUR 2,041 (1,804) million at floating interest rates. At 31 December 2019, EUR 132 million of total debt securities were in Lending Green Bonds. The fair values are disclosed in Note 20: Fair value of financial instruments.

Note 12: Loans outstanding and guarantee commitments

The Bank has currently two main categories of lending: ordinary lending and lending under special programs which comprises of Project Investment Loans (PIL) and Environmental Investment Loans (MIL) which described in detail in Note 3: Segment information. At 31 December 2019, 581 loans amounting to EUR 18,799 (19,065) million were outstanding, including medium-term notes (MTN) of EUR 10 (59) million. These are held at amortised cost unless they form part of a qualifying hedging relationship with a derivative in a hedge accounting relationship, the MTNs are recognised at fair value.

At 31 December 2019, loans outstanding before impairments and hedge accounting adjustments with floating interest rates amounted to EUR 14,666 (14,774) million, while those with fixed interest rates amounted to EUR 4,047 (4,241) million. As a general rule fixed interest loans are converted to floating rates through the use of derivatives instruments.

2019

In millions of euro	ORDINARY LOANS	PROJECT INVESTMENT LOANS	ENVIRONMENTAL INVESTMENT LOANS	TOTAL
Opening balance	18,425	631	10	19,065
Disbursements	2,519	22	4	2,545
Amortisation	-1,350	-210	-4	-1,564
Prepayments	-985	-17	–	-1,001
Change in expected credit losses	-4	4	-1	-2
Foreign exchange changes	-3	8	–	6
Fair value adjustments	–	-2	–	-2
Hedge accounting adjustments	52	-1	–	51
Other movements	-308	9	–	-299
Closing balance	18,346	445	8	18,799

63

2018

In millions of euro	ORDINARY LOANS	PROJECT INVESTMENT LOANS	ENVIRONMENTAL INVESTMENT LOANS	TOTAL
Opening balance	16,364	846	21	17,232
Disbursements	4,027	17	3	4,047
Amortisation	-1,301	-287	-4	-1,591
Prepayments	-536	-3	-10	-550
Change in expected credit losses	15	7	–	22
Foreign exchange changes	-107	18	–	-89
Fair value adjustments	–	–	–	–
Hedge accounting adjustments	-7	-3	–	-11
Other movements	-29	35	–	6
Closing balance	18,425	631	10	19,065

The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at 31 December.

	2019		2018
In millions of euro	AMOUNT	%	AMOUNT	%
Energy and water	5,337	28.5%	5,379	28.3%
Infrastructure, transportation and telecom	5,773	30.8%	5,561	29.2%
Industries and services	5,253	28.1%	5,354	28.2%
Financial institutions and SMEs	2,350	12.6%	2,721	14.3%
Total before impairments and hedge accounting	18,713	100.0%	19,015	100.0%
ECL Stage 3	-78		-78
ECL Stage 1&2	-41		-39
Fair value adjustments	-1		–
Hedge accounting adjustments	207		167
Total	18,799		19,065

The following table sets forth the scheduled amortizations of outstanding loans at 31 December.

In millions of euro	2019	2018
2018	–	1,705
2019	1,691	1,640
2020	1,619	1,973
2021	2,197	2,227
2022	2,411	2,383
2023	2,220	1,972
2024 and thereafter	8,576	7,115
Total before impairments and hedge accounting	18,713	19,015
ECL Stage 3	-78	-78
ECL Stage 1&2	-41	-39
Fair value adjustments	-1	–
Hedge accounting adjustments	207	167
Total	18,799	19,065

The remaining average time to maturity/re-pricing of loans outstanding at 31 December 2019, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 4 months (4 years and 5 months), with actual maturities from the date of first disbursement ranging from 3 to 30 years (from 3 to 30 years).

64

CURRENCY DISTRIBUTION OF LOANS OUTSTANDING

			PROJECT
	ORDINARY LOANS		INVESTMENT LOANS		ALL LOANS[1]
In millions of euro	2019	2018	2019	2018	2019	2018
EUR	7,702	7,896	152	192	7,862	8,096
USD	1,608	1,902	329	455	1,937	2,357
Nordic currencies	8,669	8,285	17	30	8,686	8,315
Other currencies	197	219	29	26	228	246
Total before impairments and hedge accounting	18,176	18,302	528	703	18,713	19,015
ECL Stage 3	–	–	-78	-78	-78	-78
ECL Stage 1&2	-35	-31	-5	-8	-41	-39
Fair value adjustments	–	–	-1	–	-1	–
Hedge accounting adjustments	205	153	1	14	207	167
Total	18,346	18,425	445	631	18,799	19,065

1 The total amount also includes EUR 8 (10) million in Environmental Investment Loans (MIL).

DISTRIBUTION OF LOANS OUTSTANDING AND GUARANTEES BY VARIOUS TYPES OF SECURITY

The following table shows loans outstanding, including guarantee commitments, distributed by type of security:

	2019		2018
In millions of euro	EUR MILLIONS	SHARE IN %	EUR MILLIONS	SHARE IN %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	265		285
Loans to or guaranteed by other countries	542		653
Loans to or guaranteed by governments, total	807	4.3%	938	4.9%
Loans to or guaranteed by local authorities in member countries	3,657	19.6%	3,572	18.9%
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries	3,728	20.0%	3,821	20.2%
Loans to or guaranteed by banks	2,073	11.1%	2,197	11.6%
Loans backed by a lien or other security in property	1,588	8.5%	1,498	7.9%
Loans with a guarantee from the parent company and other guarantees	879	4.7%	1,034	5.5%
Loans with a negative pledge clause and other covenants	5,903	31.7%	5,569	29.4%
Loans without formal security	–	0.0%	0	0.0%
Lending Green Bonds	–	0.0%	308	1.6%
Total after individually assessed impairments	18,635	100.0%	18,937	100.0%

ECL Stage 1&2	-41		-39
Hedge accounting adjustments	207		167
Fair value adjustments	-1		–
Total loans outstanding	18,799		19,065

As of 31 December, loans agreed but not disbursed amounted to the following:

In millions of euro		2019		2018
Ordinary Loans		2,708		2,384
Project Investment Loans		518		297
Environmental Investment Loans		16		20
Total, loans agreed but not yet disbursed		3,242		2,700

65

The table below sets forth the total principal amount and percentage distribution of ordinary lending which comprises of investment loans, regional loans and green bond investments outstanding as well as issued guarantees at 31 December, allocated by country according to the domicile of the risk owner’s group headquarters.

	2019		2018
In millions of euro	LOANS OUTSTANDING	TOTAL COMMITMENTS	LOANS OUTSTANDING	TOTAL COMMITMENTS
Denmark	1,185	110	1,308	–
Estonia	225	25	187	54
Finland	3,717	1,025	3,668	834
Iceland	600	–	666	–
Latvia	159	130	162	60
Lithuania	572	264	577	105
Norway	4,866	393	4,590	521
Sweden	6,178	670	6,418	564
Belarus	–	16	–	20
France	166	–	226	–
Germany	29	16	21	–
Poland	396	–	447	–
Russia	9	–	32	–
Turkey	13	–	18	–
Other European countries	12	–	12	–
Multilateral	160	289	126	279
Botswana	17	–	19	–
Brazil	80	–	104	–
China	119	150	156	157
India	111	20	140	20
Laos	8	–	10	–
Mexico	–	45	2	–
Philippines	23	–	26	–
South Africa	–	89	1	87
Tunisia	17	–	26	–
United States	13	–	18	–
Vietnam	30	–	43	–
Other Non-European countries	8	–	12	–
Total loans outstanding	18,713	3,242	19,017	2,700
ECL Stage 3	-78	–	-78	–
ECL Stage 1&2	-41	–1	-39	-1
Fair value adjustments	-1	–	–	–
Hedge accounting adjustments	207	–	167	–
Total	18,799	3,241	19,067	2,699

Note 13: Tangible and intangible assets

In millions of euro	INTANGIBLE ASSETS 2019	INTANGIBLE ASSETS 2018
Acquisition value at the beginning of the year	19	15
Acquisitions during the year	7	4
Sales/disposals during the year		–
Acquisition value at the end of the year	26	19

Accumulated amortisation at the beginning of the year	9	9
Amortisation for the year	5	–
Accumulated amortisation on sales/disposals during the year	–	–
Accumulated amortisation at the end of the year	14	9
Net book value	12	9

Intangible assets comprise of software development costs and from 2019 also include right-of-use assets arising from the adoption of IFRS 16. The additions in 2019 and 2018 relate mainly to a new integrated Treasury Front office, Back office, Risk & Accounting IT solution (FOBORA). The additions in 2019 also include the impact from the adoption of IFRS 16 of EUR 4 million.

66

2019

In millions of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	34	29	62
Acquisitions during the year	6	1	7
Sales/disposals during the year	–	–	0
Acquisition value at the end of the year	40	30	70

Accumulated depreciation at the beginning of the year	13	18	32
Depreciation for the year	2	1	2
Accumulated depreciation on sales/disposals during the year	–	–	0
Accumulated depreciation at the end of the year	15	19	34
Net book value	25	11	36

On each closing date, the Bank’s assets are assessed to determine whether there is any indication of an asset’s impairment. As of 31 December 2019, there were no indications of impairment of the intangible or tangible assets.

2018

In millions of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	34	26	60
Acquisitions during the year	–	2	2
Sales/disposals during the year	–	–	0
Acquisition value at the end of the year	34	29	62

Accumulated depreciation at the beginning of the year	13	17	30
Depreciation for the year	1	1	2
Accumulated depreciation on sales/disposals during the year	–	–	0
Accumulated depreciation at the end of the year	13	18	32
Net book value	20	10	31

67

Note 14: Depreciation

In thousands of euro	2019	2018
Intangible assets (Note 13)	4,753	0
Tangible assets (Note 13)	2,088	1,937
Buildings	1,586	1,393
Office equipment	502	543
Total	6,841	1,937

The increase of depreciation on intangible assets and tangible assets relates to the commencement of depreciation on the Bank’s new treasury IT system and the recently renovated premises.

Note 15: Other assets

In millions of euro	2019	2018
Interest rate swaps at floating rates	7,902	7,018
Interest rate swaps at fixed rates	17,184	16,516
Currency swaps at floating rates	10,720	11,711
Currency swaps at fixed rates	7,127	7,236
Total, nominal amount	42,934	42,481
Netting of nominal amount per derivative	-42,145	-41,830
Derivative receivables, net	789	651
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	635	417
Derivative instruments	1,423	1,068
Receivables from defaulted counterparties	–	–
Other	4	5
Total	1,428	1,073

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

The table below shows the net exposure of derivative instruments after collaterals at 31 December.

In millions of euro	2019	2018
Derivative instruments in financial position	1,423	1,068
Netting by counterparty	-657	-558
Derivative instruments net per counterparty	766	510
Accrued interest net per counterparty	128	64
Net exposure before collaterals	894	574
Collateral received	-847	-525
Net exposure	47	49

See also Risk Management, Credit Risk, Derivatives.

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Note 16: Debts evidenced by certificates and related swaps

In millions of euro	2019	2018
Opening Balance	25,651	24,000
New issues	4,909	6,620
Amortisation	-4,240	-4,722
Call and buybacks	-520	-185
Other	2	-17
Foreign exchange movements	340	-7
Fair value adjustment on FVTPL debt	2	–
Hedge accounting adjustments	528	-37
Closing balance	26,674	25,651

At year-end, the Bank’s debt evidenced by certificates were distributed between the currencies shown in the table below. The table also demonstrates the distribution by currency on an after related swap nominal basis.

	DEBT		SWAP CONTRACTS PAYABLE/RECEIVABLE		NET BALANCE

In millions of euro	2019	2018	2019	2018	2019	2018
Currency
USD	9,417	10,084	1,755	3,055	11,173	13,139
EUR	4,203	3,700	6,497	5,766	10,700	9,466
GBP	3,128	2,624	-3,128	-2,624	–	–
NOK	2,456	2,111	124	123	2,580	2,234
AUD	1,971	1,941	-1,971	-1,941	–	–
SEK	1,751	1,572	63	64	1,815	1,636
NZD	1,306	1,743	-1,306	-1,743	–	–
HKD	408	163	-408	-163	–	–
TRY	388	456	-388	-456	–	–
MXN	237	217	-237	-217	–	–
BRL	149	264	-149	-264	–	–
INR	142	100	-142	-100	–	–
DKK	133	–	1	–	134	–
JPY	113	162	-113	-162	–	–
Other currencies	175	180	-175	-180	–	–
Subtotal	25,977	25,317	424	1,158	26,401	26,475
Fair value adjustments	77	–	-80	–	-4	–
Hedge accounting adjustments	620	335	-621	-314	-1	20
Total	26,674	25,651	-277	844	26,396	26,495

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Note 17: Other liabilities

In millions of euro	2019	2018
Interest rate swaps at floating interest rates	18,756	17,644
Interest rate swaps at fixed interest rates	6,320	5,980
Currency swaps at floating interest rates	17,064	18,843
Currency swaps at fixed rates	891	743
Total, nominal amount	43,032	43,210
Netting of nominal amount per derivative	-42,145	-41,819
Derivative payables, net	887	1,391
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	155	258
Derivative instruments	1,042	1,649
Other	15	10
Total	1,057	1,659

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

DERIVATIVE INSTRUMENTS NET EXPOSURE AFTER COLLATERALS

In millions of euro	2019	2018
Derivative instruments in financial position	1,042	1,649
Netting by counterparty	-657	-558
Derivative instruments net per counterparty	385	1,091
Accrued interest net per counterparty	-48	-112
Net exposure before collaterals	337	980
Collateral given	-302	-983
Net exposure	35	-4

See also Risk Management, Credit Risk, Derivatives.

70

Note 18: Capitalisation and reserves

The following table sets forth the capitalisation of NIB at December 31.

In millions of euro	OUTSTANDING AT DECEMBER 31, 2019	OUTSTANDING AT DECEMBER 31, 2018
Equity:
Authorised and subscribed capital	6,142	6,142
Of which callable capital	-5,723	-5,723
Paid-in capital	419	419
Statutory Reserve	686	686
General Credit Risk Fund	2,003	1,870
Special Credit Risk Fund PIL	427	427
Hedging reserve	19	3
Profit for the year	182	173
Total Equity	3,735	3,578

Funded Debt	26,674	25,651
Total Capitalisation	30,409	29,229

The member countries’ portions of authorised capital are as follows:

In millions of euro	2019	SHARE, IN %	2018	SHARE, IN %
Member country
Denmark	1,294	21.1%	1,294	21.1%
Estonia	56	0.9%	56	0.9%
Finland	1,088	17.7%	1,088	17.7%
Iceland	58	0.9%	58	0.9%
Latvia	82	1.3%	82	1.3%
Lithuania	120	2.0%	120	2.0%
Norway	1,321	21.5%	1,321	21.5%
Sweden	2,123	34.6%	2,123	34.6%
Total	6,142	100.0%	6,142	100.0%

The member countries’ portions of paid-in capital are as follows:

In millions of euro	2019	SHARE, IN %	2018	SHARE, IN %
Member country
Denmark	88	21.1%	88	21.1%
Estonia	4	0.9%	4	0.9%
Finland	74	17.7%	74	17.7%
Iceland	4	0.9%	4	0.9%
Latvia	6	1.3%	6	1.3%
Lithuania	8	2.0%	8	2.0%
Norway	90	21.5%	90	21.5%
Sweden	145	34.6%	145	34.6%
Total	419	100.0%	419	100.0%

71

AUTHORISED CAPITAL STOCK

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorised capital stock of the Bank. To become effective, such a decision usually requires the approval of the parliaments of the Member countries.

The authorised capital stock of the Bank, which initially was approximately EUR 510 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorised capital by EUR 2,000 million to EUR 6,142 million. The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase was allocated to the callable portion of the authorised capital stock. The split of NIB’s authorised capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital.”

As stipulated in NIB’s Statutes, any increase of the authorised capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors. From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, gross national income (GNI) was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005 the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication. Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalisation payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorised and paid-in portions of the Member countries’ capital have not been the same.

In 2016, the Bank’s Board of Governors decided to adjust and align NIB’s authorised capital so that each Member country’s share in percentage of paid-in capital and callable capital would equal its share of the authorised capital. The adjustment and alignment also concerns the Member countries’ respective percentage share of statutory guarantee for the Project Investment Loan facility (PIL) and the Environmental Investment Loan facility (MIL), as described further in this note. Following the completion of the approval process in each Member country, the changes have entered into force and have been implemented.

PAID-IN CAPITAL AND CALLABLE CAPITAL

The Statutes provide that NIB’s authorised capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorised capital stock of currently EUR 6,142 million, the paid-in portion amounts to EUR 419 million, which corresponds to approximately 6.8% of the total authorised capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s mission as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

RESERVES

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals at least 10% of the authorised capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve, General Credit Risk Fund, Special Credit Risk Fund PIL and the payment of dividends to the Member countries.

At 31 December 2019, the Statutory Reserve of NIB amounted to EUR 686 million or 11% of the Bank’s authorised capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At 31 December 2019, the General Credit Risk Fund amounted to EUR 2,003 million. The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” in Note 2. NIB’s Board of Directors has proposed to the Board of Governors that EUR 137 million of the profit for 2019 be allocated to the General Credit Risk Fund.

72

As required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2019, the Special Credit Risk Fund PIL amounted to EUR 427 million. For further information regarding the project investment loans facility see Note 12 Loans outstanding and guarantee commitments and Note 3 Segment information.

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have paid into NIB’s reserves the aggregate amount of EUR 43 million in the same proportion as their respective shares of the subscribed capital.

NIB’s Board of Directors has proposed to the Board of Governors to make EUR 45 million available for distribution as dividends to Member countries in 2020 arising from the net profit for 2019.

MEMBER COUNTRY GUARANTEES FOR LOAN LOSSES

According to NIB’s Statutes, the member countries shall cover the Bank’s losses arising from failure of payment in connection with PIL loans up to the following amounts:

	2019		2018

In thousands of euro	AMOUNT OF GUARANTEE	SHARE IN %	AMOUNT OF GUARANTEE	SHARE IN %
Member country
Denmark	379,208	21.1%	379,208	21.1%
Estonia	16,486	0.9%	16,486	0.9%
Finland	318,902	17.7%	318,902	17.7%
Iceland	17,020	0.9%	17,020	0.9%
Latvia	24,053	1.3%	24,053	1.3%
Lithuania	35,108	2.0%	35,108	2.0%
Norway	387,087	21.5%	387,087	21.5%
Sweden	622,135	34.6%	622,135	34.6%
Total	1,800,000	100.0%	1,800,000	100.0%

The following table sets forth the amount member countries guarantee losses arising from failure of payment in connection with MIL loans.

	2019		2018

In thousands of euro	AMOUNT OF GUARANTEE	SHARE IN %	AMOUNT OF GUARANTEE	SHARE IN %
Member country
Denmark	56,079	21.1%	56,079	21.1%
Estonia	2,438	0.9%	2,438	0.9%
Finland	47,160	17.7%	47,160	17.7%
Iceland	2,517	0.9%	2,517	0.9%
Latvia	3,557	1.3%	3,557	1.3%
Lithuania	5,192	2.0%	5,192	2.0%
Norway	57,244	21.5%	57,244	21.5%
Sweden	92,004	34.6%	92,004	34.6%
Total	266,191	100.0%	266,191	100.0%

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Note 19: Collateral and commitments

In millions of euro	2019	2018
Guarantees issued at nominal amount (Note 12)	–	–
Loans agreed but not yet disbursed (Note 12)	3,242	2,700
Borrowing commitments	–	–
Collateral provided for staff loans [1]	–	–
Securities given as collateral for repurchase agreements [1]	–	–
Callable commitments in financial placements	2	2
Collateral received for collateralised placements [2] [3]	4,072	3,150
Collateral given for collateralised placements [1] [4]	26	7
Gross collateral with respect to derivatives exposure
Collateral received [2] [5]	911	580
Collateral given [1] [4]	319	979

1 Book value. 2 Fair value. 3 Including cash of EUR 18 (0) million and securities of EUR 4,053 (3,150) million received. 4 Cash collateral. 5 Including cash of EUR 902 (575) million and securities of EUR 9 (4) million received.

NIB AS LESSEE

At 31 December, the future minimum lease payments under non-cancellable leases were as follows;

In thousands of euro	2019	2018
Within one year	1,106	955
Later than one but not two years	999	719
Later than two but not three years	671	676
Later than three but not four years	646	664
Later than four but not five years	646	664
Later than five years	323	995
Total	4,391	4,673

NIB AS LESSOR

At 31 December, the future minimum lease receipts under non-cancellable leases were as follows;

In thousands of euro	2019	2018
Within one year	622	613
Later than one but not two years	410	261
Later than two but not three years	410	261
Later than three but not four years	410	261
Later than four but not five years	410	261
Later than five years	205	391
Total	2,466	2,046

The Bank sub-lets office space to related parties as described in Note 25.

74

Note 20: Fair value of financial instruments

CLASSIFICATION OF FINANCIAL INSTRUMENTS

In millions of euro	AMORTISED COST (AC)	FAIR VALUE THROUGH PROFIT AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash equivalents	835	594	–	1,428
Financial placements with credit institutions	9	3,580	–	3,589
Debt securities	1,953	5,126	–	7,079
Other financial placements	–	8	–	8
Loans outstanding	18,772	27	–	18,799
Derivatives	–	708	715	1,423
Total 31 December 2019	21,569	10,042	715	32,326

Financial liabilities
Short-term amounts owed to credit institutions	957	–	–	957
Long-term amounts owed to credit institutions	8	–	–	8
Debt securities issued	25,842	831		26,674
Derivatives	–	172	870	1,042
Total 31 December 2019	26,807	1,003	870	28,681

In millions of euro	AMORTISED COST (AC)	FAIR VALUE THROUGH PROFIT AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash equivalents	1,441	3,316	–	4,758
Financial placements with credit institutions	9	–	–	9
Debt securities	2,221	4,233	–	6,455
Other financial placements	–	16	–	16
Loans outstanding	18,757	308	–	19,065
Derivatives	–	556	513	1,068
Total 31 December 2018	22,428	8,430	513	31,371

Financial liabilities
Short-term amounts owed to credit institutions	575	–	–	575
Long-term amounts owed to credit institutions	9	–	–	9
Debt securities issued	25,651	–	–	25,651
Derivatives	–	151	1,498	1,650
Total 31 December 2018	26,236	151	1,498	27,885

75

FAIR VALUATION OF FINANCIAL INSTRUMENTS

	2019		2018

In millions of euro	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial Assets
Cash and cash equivalents	1,428	1,428	4,758	4,758
Financial placements with credit institutions	3,589	3,589	9	9
Debt securities	7,079	7,135	6,455	6,509
Other financial placements	8	8	16	16
Loans outstanding	18,799	18,985	19,065	19,059
Derivatives	1,423	1,423	1,068	1,068
Total	32,326	32,568	31,371	31,419
Financial Liabilities
Short-term amounts owed to credit institutions	957	957	575	575
Long-term amounts owed to credit institutions	8	8	9	9
Debt securities issued, total	26,674	26,670	25,651	25,651
Derivatives	1,042	1,042	1,649	1,649
Total	28,681	28,678	27,885	27,886

76

LEVEL OF FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS AT THE END OF THE PERIOD

The table below analyses financial instruments’ fair value at the end of the year by the level in the fair value hierarchy into which the fair value measurement is categorised. See Accounting policies, Determination of fair value.

	2019			2018

In millions of euro	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
Financial Assets
Cash and cash equivalents	953	476	–	3,397	1,361	–
Financial placements with credit institutions	–	3,589	–	–	9	–
Debt securities	7,114	–	21	6,497	–	12
Other financial placements	–	–	8	–	–	16
Loans outstanding	–	18,957	27	308	18,751	–
Derivatives	–	1,359	64	–	1,068	–
Total	8,067	24,381	119	10,202	21,190	27

Financial Liabilities
Short-term amounts owed to credit institutions	–	957	–	–	575	–
Long-term amounts owed to credit institutions	–	8	–	–	9	–
Repurchase agreements	–	–	–	–	–	–
Debt securities issued, total	–	25,470	1,200	–	25,651	–
Derivatives	–	749	294	–	1,649	–
Total	–	27,184	1,494	–	27,886	–

At 31 December 2019, recorded Credit Valuation Adjustment (CVA) amounted to EUR -2 million, while Debit Valuation Adjustment (DVA) was EUR 1 million. At 31 December 2018, recorded CVA amounted to EUR -9 million, while DVA was EUR 2 million. Receivables from defaulted treasury counterparties are measured at fair value. Receivables from defaulted lending counterparties are measured at cost minus impairment.

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CHANGES IN FAIR VALUES CATEGORISED IN LEVEL 3

	FINANCIAL ASSETS					FINANCIAL LIABILITIES
In millions of euro	DEBT SECURITIES HELD AT FAIR VALUE	OTHER FINANCIAL PLACEMENTS HELD AT FAIR VALUE	LOANS OUTSTANDING	DERIVATIVE ASSETS	LEVEL 3 TOTAL ASSETS	DEBT SECURITIES ISSUED	DERIVATIVE LIABILITIES	LEVEL 3 TOTAL LIABILITIES
31 DECEMBER 2017	15	16	–	–	31	–	–	–
Matured transactions	–	–	–	–	0	–	–	–
Sold transactions	–	–	–	–	0	–	–	–
Claims recovered	–	–	–	–	0	–	–	–
Written off claims	–	–	–	–	0	–	–	–
Changes in fair values	-3	–	–	–	-3	–	–	–
31 DECEMBER 2018	12	16	0	0	28	0	0	0
Financial instruments reclassified to level 3	12	–	27	64	103	1,200	294	1,494
Matured transactions	–	–	–	–	0	–	–	0
Amortisation	-3	–	–	–	-3	–	–	0
Sold transactions	–	-8	–	–	-8	–	–	0
Claims recovered	–	–	–	–	0	–	–	0
Written off claims	–	–	–	–	0	–	–	0
Changes in fair values	–	–	–	–	0	–	–	0
31 DECEMBER 2019	21	8	27	64	119	1,200	294	1,494

During 2019, The Bank reassessed its intrepretation of level categorisation. Some structured loan and funding transactions were reclassified to Level 3 from Level 2 as were transactions recorded in less liquid currencies. The Bank has adopted a pragmatic approach for pricing structured transactions when it comes to unobservable pricing parameters/pricing adjustments. All correlations are assumed to be 0 and mean reversion parameter is assumed to be 0.05 for all interest rate curves. This approach has been chosen because the number of structured transactions where these parameters are needed is very low and their impact in the total valuation is immaterial. However, in relative terms the change in the present value of an individual transaction can be significant if the parameters are chosen differently. An exception from the above are the zero coupon callable bonds and swaps where the model has been set up to estimate the mean reversion parameters from the historical market data. The estimated value of the mean reversion parameter has usually been close to 0.03.

78

Note 21: Maturity profile of financial assets and liabilities

The table below sets out a maturity analysis for financial assets and liabilities containing principal and interest flows. For loans outstanding, undiscounted cash flows are presented until contractual final maturity. For borrowing outstanding and derivatives with call options, cash flows are presented until the first possible termination date. Cash flows are presented on net basis for interest rate swaps and on gross basis for all other swaps. Interest cash flows are projected based on the interest rates prevailing on the closing date. See also Notes 15 and 17, and Risk Management, Liquidity Risk.

2019

In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	1,428	1,427	1,427	–	–	–	–
Financial placements
Placements with credit institutions	3,580	3,571	3,230	342	–	–	–
Debt securities	7,079	7,262	294	396	554	5,534	483
Other	8	7	–	–	–	–	7
Loans outstanding	18,799	20,366	563	444	938	9,296	9,125
Other assets
Derivative receivables	12,951	14,879	1,517	632	424	10,097	2,209
Derivative payables	-11,528	-12,942	-1,398	-512	-279	-8,914	-1,840
Assets, total	32,317	34,572	5,634	1,302	1,638	16,013	9,985

Liabilities
Amounts owed to credit institutions
Short-term	957	957	957	–	–	–	–
Long-term	8	8	–	8	–	–	–
	965	965	957	8	0	0	0
Debts evidenced by certificates	26,674	27,983	1,208	1,033	2,578	18,368	4,796
Other liabilities
Derivative receivables	-8,137	-9,073	-3,342	-177	-778	-3,644	-1,133
Derivative payables	9,179	9,826	3,501	162	820	4,061	1,282
Liabilities, total	28,681	29,701	2,324	1,027	2,619	18,786	4,945

Net during the period			3,310	276	-982	-2,773	5,039

Loans agreed but not yet disbursed			3,242

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2018

In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	4,758	4,753	4,603	150	–	–	–
Financial placements
Placements with credit institutions	–	–	–	–	–	–	–
Debt securities	6,455	6,620	683	430	483	4,394	630
Other	16	13	–	–	–	–	13
Loans outstanding	19,065	20,638	392	597	975	9,020	9,655
Other assets
Derivative receivables	32,349	10,727	267	790	1,027	6,037	2,606
Derivative payables	-31,281	-9,071	-156	-624	-834	-5,242	-2,214
Assets, total	31,362	33,681	5,790	1,343	1,651	14,208	10,689
Liabilities
Amounts owed to credit institutions
Short-term	575	576	576	–	–	–	–
Long-term	9	9	–	9	–	–	–
	585	585	576	9	0	0	0
Debts evidenced by certificates	25,651	27,537	2,737	1,134	1,403	16,371	5,892
Other liabilities
Derivative receivables	-10,550	-11,205	-1,471	-243	-480	-7,257	-1,753
Derivative payables	12,199	11,978	1,582	338	530	7,511	2,016
Liabilities, total	27,885	28,895	3,423	1,240	1,453	16,624	6,155

Net during the period			2,367	103	198	-2,416	4,534

Loans agreed but not yet disbursed			2,700

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Note 22: Interest rate risk

Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on the interest income recognised in the statement of comprehensive income. The table below provides information on the extent of the Bank’s interest rate exposure. The assets and liabilities are grouped into buckets defined by their time to maturity or the date of the interest rate adjustment. The difference, or gap, between assets and liabilities in each time bucket makes the Bank sensitive to interest rate fluctuations. See also Note 2: Risk Management.

2019

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Assets
Cash and cash equivalents	1,428	–	–	–	–	–	–	1,428
Financial placements
Placements with credit institutions	–	3,580	–	–	–	–	9	3,589
Debt securities	2,200	230	265	3,923	434	–	27	7,079
Other	–	–	–	–	–	–	8	8
	2,200	3,810	265	3,923	434	0	44	10,676
Loans outstanding	8,445	6,195	137	2,295	1,110	443	174	18,799
Intangible assets	–	–	–	–	–	–	12	12
Tangible assets	–	–	–	–	–	–	36	36
Other assets
Derivative receivables [1]	17,082	3,018	2,375	16,384	3,139	926	678	43,602
Other assets	–	–	–	–	–	–	4	4
Accrued interest and fees receivable	–	–	–	–	–	–	275	275
Total assets	29,156	13,023	2,777	22,601	4,683	1,369	1,223	74,832

1 Swaps are not netted.

81

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	957	–	–	–	–	–	–	957
Long-term	–	8	–	–	–	–	–	8
	957	8	0	0	0	0	0	965
Debts evidenced by certificates	2,139	1,025	2,375	16,360	3,153	925	696	26,674
Other liabilities
Derivative payables [1]	31,162	3,002	60	5,102	2,205	1,463	226	43,221
Other liabilities	–	–	–	–	–	–	15	15
Accrued interest and fees payable	–	–	–	–	–	–	222	222
Total liabilities	34,258	4,035	2,435	21,463	5,358	2,388	1,159	71,097

Equity	–	–	–	–	–	–	3,735	3,735
Total liabilities and equity	34,258	4,035	2,435	21,463	5,358	2,388	4,895	74,832

Net during the period	-5,102	8,988	342	1,139	-675	-1,019	-3,672	0
Cumulative net during the period	-5,102	3,886	4,228	5,366	4,691	3,672	0
Guarantee commitments	–	–	–	–	–	–	–	–

1 Swaps are not netted.

82

2018

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Assets
Cash and cash equivalents	4,608	150	–	–	–	–	–	4,758
Financial placements
Placements with credit institutions	–	–	–	–	–	–	9	9
Debt securities	2,194	314	267	3,055	618	–	7	6,455
Other	–	–	–	–	–	–	16	16
	2,194	314	267	3,055	618	0	32	6,480
Loans outstanding	8,099	6,743	179	2,219	1,218	478	129	19,065
Intangible assets	–	–	–	–	–	–	9	9
Tangible assets	–	–	–	–	–	–	31	31
Other assets
Derivative receivables [1]	18,870	3,238	948	14,440	4,113	871	418	42,899
Other assets	–	–	–	–	–	–	5	5
Accrued interest and fees receivable	–	–	–	–	–	–	294	294
Total assets	33,771	10,445	1,393	19,714	5,950	1,350	917	73,540

1 Swaps are not netted.

83

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	575	–	–	–	–	–	–	575
Long-term	–	9	–	–	–	–	–	9
	575	9	0	0	0	0	0	585
Debts evidenced by certificates	3,728	1,260	899	14,445	4,078	907	335	25,651
Other liabilities
Derivative payables [1]	33,393	3,541	334	3,194	1,708	1,040	269	43,480
Other liabilities	–	–	–	–	–	–	10	10
Accrued interest and fees payable	–	–	–	–	–	–	237	237
Total liabilities	37,697	4,811	1,233	17,638	5,786	1,947	851	69,963

Equity	–	–	–	–	–	–	3,578	3,578
Total liabilities and equity	37,697	4,811	1,233	17,638	5,786	1,947	4,428	73,540

Net during the period	-3,926	5,635	160	2,076	164	-598	-3,511	0
Cumulative net during the period	-3,926	1,709	1,869	3,945	4,109	3,511	0
Guarantee commitments	–	–	–	–	–	–	–	–

1 Swaps are not netted.

84

Note 23: Currency risk

NIB’s operations are mostly in euro and US dollars. The table below shows the net of assets and liabilities in the major currencies. See also Note 2: Risk Management.

NET CURRENCY POSITION AS OF 31 DECEMBER 2019

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	1,205	19	–	–	202	2	–	1,428
Financial placements
Placements with credit institutions	2,909	–	–	–	680	–	–	3,589
Debt securities	4,056	1,138	342	714	802	–	27	7,079
Other financial placements	8	–	–	–	–	–	–	8
	6,973	1,138	342	714	1,482	0	27	10,676
Loans outstanding	7,821	1,858	3,889	4,005	793	228	205	18,799
Intangible assets	12	–	–	–	–	–	–	12
Tangible assets, property and equipment	36	–	–	–	–	–	–	36
Other assets
Derivatives	-7,181	6,455	-2,483	-2,265	-2,412	7,788	1,521	1,423
Other assets	-56	–	–	–	60	–	–	4
	-7,237	6,455	-2,483	-2,265	-2,352	7,788	1,521	1,428
Accrued interest and fees receivable	63	74	14	29	8	87	–	275
Total assets	8,873	9,544	1,762	2,483	132	8,105	1,754	32,653

85

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	957	–	–	–	–	–	–	957
Long-term amounts owed to credit institutions	8	–	–	–	–	–	–	8
	965	0	0	0	0	0	0	965
Debt evidenced by certificates	4,203	9,417	1,751	2,456	133	8,016	696	26,674
Other Liabilities
Derivatives	–	–	–	–	–	–	1,042	1,042
Other liabilities	-45	60	–	–	–	–	–	15
	-45	60	0	0	0	0	1,042	1,057
Accrued interest and fees payable	32	68	11	26	-1	87	0	222
Total liabilities	5,155	9,545	1,762	2,482	132	8,103	1,739	28,918
Equity	3,534	0	0	0	0	0	19	3,553
Total liabilities and equity	8,690	9,545	1,762	2,482	132	8,103	1,757	32,471

Net of assets and liabilities as of 31 Dec 2019	183	-1	0	0	0	2	-3	182

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NET CURRENCY POSITION AS OF 31 DECEMBER 2018

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	3,286	332	1	1	1,138	2	–	4,758
Financial placements
Placements with credit institutions	9	–	–	–	–	–	–	9
Debt securities	4,486	931	142	178	718	–	–	6,455
Other financial placements	16	–	–	–	–	–	–	16
	4,510	931	142	178	718	0	0	6,480
Loans outstanding	8,058	2,279	3,874	3,617	824	246	167	19,065
Intangible assets	9	–	–	–	–	–	–	9
Tangible assets, property and equipment	31	–	–	–	–	–	–	31
Other assets
Derivatives	-8,070	6,546	-2,447	-1,687	-2,685	7,603	1,808	1,068
Other assets	4	1	0	0	–	0	–	5
	-8,066	6,547	-2,447	-1,687	-2,685	7,603	1,808	1,073
Accrued interest and fees receivable	59	92	12	27	7	93	3	294
Total assets	7,886	10,181	1,582	2,136	1	7,944	1,978	31,710

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In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	575	–	–	–	–	–	–	575
Long-term amounts owed to credit institutions	9	–	–	–	–	–	–	9
	585	0	0	0	0	0	0	585
Debts evidenced by certificates	3,700	10,084	1,572	2,111	–	7,849	335	25,651
Other liabilities
Derivatives	–	–	–	–	–	–	1,649	1,649
Other liabilities	10	–	–	–	–	–	–	10
	10	0	0	0	0	0	1,649	1,659
Accrued interest and fees payable	24	86	9	24	-2	93	3	237
Total liabilities	4,319	10,171	1,581	2,135	-2	7,942	1,987	28,132
Equity	3,401	0	0	0	0	0	3	3,405
Total liabilities and equity	7,720	10,171	1,581	2,135	-2	7,942	1,990	31,537

Net of assets and liabilities as of 31 Dec 2018	166	11	2	1	4	2	-12	173

88

Note 24: Derivatives held for risk management and hedge accounting

DERIVATIVES

		31 DECEMBER 2019			31 DECEMBER 2018

		FAIR VALUE			FAIR VALUE
In millions of euro	NOMINAL AMOUNT	POSITIVE	NEGATIVE	NOMINAL AMOUNT	POSITIVE	NEGATIVE
Interest rate swaps	3,847	36	47	2,808	1	11
Cross currency swaps	10,406	672	89	11,195	554	140
Currency swaps	3,321	1	36	2,840	1	–
Derivatives not used for hedge accounting	17,574	708	172	16,843	556	151
Fair value hedges	28,671	715	870	28,453	513	1,498
Total derivatives	46,245	1,423	1,042	45,296	1,068	1,649
FAIR VALUE HEDGES Hedged items 2019
		CARRYING AMOUNT			ACCUMULATED HEDGE ADJUSTMENT INCLUDED IN THE CARRYING AMOUNT
In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES	CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS	ASSETS	LIABILITIES
Loans outstanding	4,038	4,245	–	51	207	–
Issued debt	24,634	–	25,253	-528	–	620
Total	28,672	4,245	25,253	-477	207	620

2018			CARRYING AMOUNT		ACCUMULATED HEDGE ADJUSTMENT
					INCLUDED IN THE CARRYING AMOUNT
				CHANGE IN FAIR VALUE
				USED FOR RECOGNISING
In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES	HEDGE INEFFECTIVENESS	ASSETS	LIABILITIES
Loans outstanding	4,120	4,287	–	-11	167	–
Issued debt	24,334	–	24,669	37	–	335
Total	28,454	4,287	24,669	26	167	335

89

Derivatives used for hedge accounting

2019

		CARRYING AMOUNT

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES	CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS	INEFFECTIVENESS RECOGNISED IN PROFIT OR LOSS	COST OF HEDGING RECOGNISED IN OCI
Swaps hedging loans outstanding	4,037	13	215	-48	3	1
Swaps hedging issued debt	24,634	703	656	535	7	15
Total	28,671	715	870	486	9	16

2018		CARRYING AMOUNT

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES	CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS	INEFFECTIVENESS RECOGNISED IN PROFIT OR LOSS	COST OF HEDGING RECOGNISED IN OCI
Swaps hedging loans outstanding	4,118	28	169	13	2	0
Swaps hedging issued debt	24,334	485	1,329	-77	-40	6
Total	28,453	513	1,498	-63	-38	6

The Bank is subject to market risks arising from fluctuations in exchange rates, interest rates, credit spreads and cross currency basis spreads. The bank employs a number of hedging strategies to mitigate against these risks as described in Note 2: Risk Management, however the Bank only applies hedge accounting for some strategies as described below.

HEDGE ACCOUNTING

The Bank uses interest and cross-currency swaps to hedge its exposure to changes in the fair values of fixed rate funding and lending transactions. The Bank is not allowed under its risk management policies to have open positions, therefore all fixed rate transactions are swapped back to back. As a consequence, the critical terms of the hedged item and hedging instrument are closely aligned and the maturities of the hedging instruments match the maturities of the underlying hedged items. For more information regarding the maturities of financial assets and liabilities see Note 21: Maturity profile of financial assets and liabilities. In addition to the qualitative assessment of critical terms, the Bank assesses the effectiveness of the hedges by comparing changes in the fair value of the hedged risk with changes in the fair value of the related hedging instrument. Ineffectiveness is recorded in the Statement of Comprehensive income in the line item “Net profit on financial operations”.

90

Note 25: Related party disclosures

NORDIC DEVELOPMENT FUND AND NORDIC ENVIRONMENT FINANCE CORPORATION

According to the constituent documents of Nordic Development Fund (NDF) and Nordic Environment Finance Corporation (NEFCO), their principal offices shall be located at the principal office of Nordic Investment Bank (NIB). Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may to the extent appropriate be delegated to the President of the respective organisation and/or to NIB.

The Bank provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8. The following table shows the outstanding balance of amounts owed to NDF, NEFCO and the trust funds administered by them, and the interest paid during the year. The interest paid to these institutions is at normal commercial rates.

In thousands of euro	LENDING FEES FROM RELATED PARTIES	INTEREST TO RELATED PARTIES	AMOUNTS OWED BY RELATED PARTIES AS OF 31 DEC	AMOUNTS OWED TO RELATED PARTIES AS OF 31 DEC
2019	127	-50	11	8,511
2018	131	-72	181	9,459
Rental income (NDF, NEFCO)

In thousands of euro	NDF	NEFCO
2019	148	270
2018	147	268

KEY MANAGEMENT PERSONNEL

The Bank has identified members of the Board of Directors, the Control Committee and the Executive Committee as key management personnel. There have been no transactions between the Bank and key management personnel. Information regarding the compensation of key management personnel for the relevant reporting periods can be found in Note 7.

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Note 26: Cash flow statement

Specification of the change in cash and cash equivalents, net on 31 December:

In thousands of euro	2019	2018
Cash and balances with banks [1]	350,921	80,200
Short-term placements with credit institutions ²	575,804	1,511,493
Collateralised placements [3]	501,707	3,166,213
Cash and cash equivalents	1,428,432	4,757,905

Short-term amounts owed to credit institutions[4]	-956,732	-575,394
Repurchase agreements [5]	–	–
Short-term debt	–	–
Cash and cash equivalents, net	471,700	4,182,512

Change in cash and cash equivalents, net	-3,710,812	108,715

1 Including an initial margin requirement of EUR 188 (584) thousand for futures on 31 December

² of which cash given as collateral EUR 335,580 (986,462) thousand

3 Net exposure after collaterals for placements with collateral EUR 3,235 (8,691) thousand

4 Of which cash received as collateral EUR 956,732 (575,394) thousand

5 Net exposure after collaterals for repurchase agreements EUR 0 (0) thousand.

During 2019, NIB redefined its definition of cash and cash equivalents from six month maturities to three months which resulted in a significant reclassification to Placements with credit institutions.

Note 27: Exchange rates

	EURO EXCHANGE RATE AT 31 DECEMBER 2019	EURO EXCHANGE RATE AT 31 DECEMBER 2018
DKK Danish krone	7.47168	7.46741
ISK Icelandic króna	135.9166	133.2286
NOK Norwegian krone	9.86548	9.94588
SEK Swedish krona	10.4486	10.24248
ARS Argentine peso	67.2591	43.15096
AUD Australian dollar	1.60055	1.62258
BRL Brazilian real	4.51487	4.44621
CAD Canadian dollar	1.46065	1.56026
CHF Swiss franc	1.08476	1.12721
CZK Czech koruna	25.408	25.737
GBP Pound sterling	0.85118	0.89483
HKD Hong Kong dollar	8.74545	8.972
INR Indian rupee	80.0878	79.873
JPY Japanese yen	121.915	125.9135
MXN Mexican peso	21.2228	22.52335
NZD New Zealand dollar	1.66584	1.70695
PLN Polish zloty	4.2564	4.30095
RON Romanian leu	4.7824	4.6636
RUB Russian rouble	69.9658	79.809
SDR Special drawing right	0.8091	0.82356
SGD Singapore dollar	1.5111	1.5598
TRY Turkish lira	6.68259	6.0581
TWD New Taiwan dollar	33.64388	35.03638
USD US dollar	1.12319	1.14557
ZAR South African rand	15.79295	16.45655

The Bank uses exchange rates acquired from a leading market data provider based on rates prevailing at 13:00 GMT at 31 December except for Special drawing right (SDR) which is based on the International Monetary Fund (IMF) published rate.

92

Note 28: Post balance sheet events

There have been no material post balance sheet events that would require disclosure or adjustment to these financial statements.

93

Proposal by the Board of Directors to the Board of Governors

The Board of Directors’ proposal with regard to the financial results for the year 2019 takes into account the need to maintain the Bank’s ratio of equity to total risk-weighted assets at a secure level, which is a prerequisite for maintaining the Bank’s high creditworthiness.

In accordance with section 11 of the Statutes of the Bank, the profit for 2019 of EUR 181,982,106.91 is to be allocated as follows:

•             EUR 136,982,106.91 will be transferred to the General Credit Risk Fund as a part of equity; and

•             EUR 45,000,000.00 will be made available for distribution as dividends to the Bank’s member countries.

More information can be found in the statement of comprehensive income, the statement of financial position, the changes in equity and cash flow statement, as well as the notes to the financial statements.

Helsinki, 13 February 2020
Sven Hegelund (Chairman)

Julie Sonne	Madis Üürike	Pekka Morén
Esther Finnbogadóttir (Deputy Chairman)	Līga Kļaviņa	Jurgita Uzieliené
Ole Hovland

Henrik Normann President & CEO

94

Auditor’s Report

To the Control Committee of the Nordic Investment Bank

Report on the Audit of the Financial Statements

OPINION

We have audited the financial statements of Nordic Investment Bank (the Bank) which comprise the statement of financial position as at 31 December 2019, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and excluding economic capital requirements.

In our opinion the financial statements present fairly, in all material respects, the Nordic Investment Bank’s financial position as at 31 December 2019 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Financial Statements section of our report.

We are independent of the Bank in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

95

FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Determination of fair value” and, “Significant accounting judgements and estimates” and the notes 11, 15, 17 and 20.

As a result of the Bank’s business model, a significant portion of the Bank’s balance sheet comprise of financial instruments valued at fair value, these financial instruments consist of bonds and derivatives.

The Bank has financial instruments where no market price is available, and in these cases, fair value is determined using valuation models based on market data. These financial instruments are categorised as level 2 in the IFRS fair value valuation hierarchy. The Bank also has financial instruments for which the fair value measurement has been determined using valuation models where the value is affected by input data that cannot be verified by external market data. These financial instruments are categorised as level 3 in the IFRS fair value valuation hierarchy.

The Bank has financial assets and financial liabilities categorised as level 2 totalling EUR 24 381 million and EUR 27 184 million respectively. Financial assets and liabilities categorised as level 3 totalled EUR 119 million and EUR 1 494 million respectively.

The measurement of financial instruments includes assessments made by the Bank, since valuation models are used. The valuation of these financial instruments is therefore deemed to be a key audit matter.

Our audit procedures over financial instruments included, among others:

•	gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize financial instruments

•	testing the general IT controls, including the handling of authorisation and uses access regardng the most significant systems used for valuing financial instruments at year end

•	testing the valuation of financial instruments at fair value by comparing the values recorded to independently obtained market prices on input data on a sample basis

•

including valuation specialists in our audit team to carry out independent valuations on a sample basis for various types of financial instruments across the entire fair value hierarchy of financial assets and liabilities

•	examining the assumptions, methodologies and models used by the Bank to estimate value of complex derivative financial instruments using internal models and/or unobservable data.

•	compared the assumptions made with appropriate benchmarks and price sources and examined any significant deviations

•	assessing the Bank’s disclosures with presentation requirements in applicable accounting standards.

96

HEDGE ACCOUNTING

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Derivative instruments and hedge accounting” and the notes 2, 20, and 24.

The Bank enters into derivative financial instruments to manage its exposure to interest rate and foreign currency risk. Interest rate related derivatives are identified as hedging instruments in fair value hedge accounting relationships. Since hedge accounting is applied, such gains and losses arising from fair value changes on the derivatives are recognized in profit and loss. Derivatives to which hedge accounting is not applied is recorded at fair value through profit and loss. The hedged interest rate risk of the borrowing and lending transactions that are identified as hedged item is valued at fair value. At December 31, 2019 the Bank has EUR 4 245 million of loans identified as hedged instruments, and EUR 25 253 million of borrowing. The hedging derivatives have fair values of EUR 202 million for assets of which EUR 1 million is recognized in OCI and EUR 47 million for liabilities of which EUR 15 million is recognized in OCI.

The application of hedge accounting is deemed to be a key audit matter as the large number of contracts necessitates a system to record and track each contract and consideration of hedge effectiveness can involve a significant degree of both complexity and management judgement and are subject to an inherent risk of error.

Our audit procedures over hedge accounting included, among others:

•	gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize hedge accounting relationships

•	inspecting, on a sample basis, the Bank’s hedge documentation and contracts

•	including specialists in our audit team to carry out independent valuations on a sample basis for fair value hedges

•	assessing the Bank’ disclosures with presentation requirements in applicable accounting standards

97

GRANTING OF LOANS AND PROVISIONING FOR LOAN LOSSES

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Impairment of loans” and “Significant accounting judgements and estimates” and the notes 9, 10 and 12.

Loans outstanding represent EUR 18 799 million (58%) of total assets of the Bank and impairment of loans EUR 122 million.

The impairment requirements are based on an expected credit loss (ECL) model. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition.

The calculation of expected credit loss is a complex process which included calculations reflecting a probability-weighted outcome, the time value of money and the best available forward-looking information. Further, the model incorporates forward-looking information through the inclusion of macroeconomic factors and can include management judgement and estimates.

Since the outstanding loans are material and the credit risk represents the largest risk for the Bank and the related impairment are subject to judgement and estimates, we have assessed the granting of loans and provisioning of loan losses as a key audit matter.

Our audit procedures on granting of loans and provisioning for loan losses included among others:

•	gaining on understanding of the processes and controls put in place by the Bank to grant new loans and to identify, measure and recognize impairment of loans

•

testing the design and efficiency of key controls in both the credit process and credit decisions, credit review rating classification as well as identifying and determining credits for which provisions should be made.

•	testing the general IT controls, including the handling of authorisation and uses access regarding these systems.

•	evaluating the key input variables and assumptions in the ECL model and where relevant, compared data and assumptions to external benchmark

•	testing the mathematical accuracy of the model

•	inspecting the key governance meetings including Credit Committee and Board to ensure that there are governance controls in place and

•	assessing the Bank’ disclosures with presentation requirements in applicable accounting standards.

OTHER INFORMATION THAN THE ANNUAL ACCOUNTS

The Board of Directors and the President are responsible for the other information. The other information comprises information included in the report of the Board of Directors, economic capital requirements on page 49 in the financial statements, in the Operating and financial review and in the Annual Report, but does not include the financial statements and our auditor’s report thereon. We have obtained the report of the Board of Directors and the Operating and financial review prior to the date of this auditor’s report, and the Annual Report is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

In our opinion, the information in the report of the Board of Directors and in the Operating and financial review is consistent with the information in the financial statements.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

98

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT FOR THE FINANCIAL STATEMENTS

The Board of Directors and the President are responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRSs), and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors and the President are responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of the Board of Directors’ and the President’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

99

Report on other requirements

OPINION

In addition to our audit of the financial statements, we have also audited the administration of the Board of Directors and the President of Nordic Investment Bank for the year 2019 in accordance with the Terms of the Engagement. In our opinion the administration of the Board of Directors and the President, in all material aspects, complied with the Statutes of the Bank.

BASIS FOR OPINION

We conducted the audit in accordance with generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the Bank in accordance with professional ethics for accountants and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT

All the powers of the Bank are vested in the Board of Directors except as what is vested in the Board of Governors provided for in Section 14 of the Statutes. The Board of Directors may delegate these powers to the President to the extent considered appropriate.

The President is responsible for the conduct of the current operations of the bank and shall follow the guidelines and instructions given by the Board of Directors.

AUDITOR’S RESPONSIBILITY

Our objective concerning the audit of whether the Board of Director’s and the President’s administration have complied with the Statutes of the bank, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the President in any material respect has acted in contravention of the Statutes.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect actions or omissions that can give rise to liability to the Bank.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the Bank’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion.

AUDITOR’S APPOINTMENT

Ernst & Young OY and Ernst & Young AB have been appointed auditors by the Control Committee since the financial year 2018. The undersigned auditors have acted as responsible auditors since financial year 2018.

Helsinki, 14 February 2020

Ernst & Young Oy	Ernst & Young AB
Authorized Public Accountant Firm	Authorized Public Accountant Firm

Terhi Mäkinen	Mona Alfredsson
Authorized Public Accountant	Authorized Public Accountant

100

Statement by the Control Committee

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank

To the Board of Governors of the Nordic Investment Bank

In accordance with Section 17 of the Statutes of the Nordic Investment Bank, we have been appointed to ensure that the operations of the Bank are conducted in accordance with its Statutes and to bear responsibility for the audit of the Bank’s accounts and annually deliver an auditors’ report to the Board of Governors. Having completed our assignment for the year 2019, we hereby submit the following report.

The Control Committee met during the fiscal year as well as after the Bank’s Financial Statements had been prepared, and the Committee performed the control and examination measures considered necessary. The Annual Report of the Bank was examined at a meeting in Helsinki on 14 February 2020. In carrying out its tasks, the Control Committee received such information and carried out such examination measures, as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Independent Auditors’ Report, submitted on 14 February 2020 by the authorised public accountants appointed by the Control Committee.

Based on the audit, carried out by the independent auditors, and our work carried out during the year and to the best of our knowledge and judgment we consider that:

The audit of the Bank’s accounts has been carried out and the Bank’s operations during the financial year have been conducted in accordance with the Statutes; The Board of Directors and the President have complied with the Statutes of the Bank. The Statement of Comprehensive Income shows a profit of EUR 181,982,106.91 for the financial period.

We recommend to the Board of Governors that:

The allocation of the Bank’s profit for the financial period, as proposed by the Board of Directors, be approved; The Statement of Comprehensive Income and the Statement of Financial Position be adopted; and The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.

Helsinki, 14 February 2020
Rasa Kavolyté (Chairman)
Peter Engberg Jensen (Deputy Chairman)	Sjúrður Skaale	Aivar Kokk

Wille Rydman	Viljhálmur Árnason	Jānis Vucāns

Sigita Ščajeviené	Michael Tetzschner	Johan Andersson

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